UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
CHANGES TO SENIOR MANAGEMENT
BASE RATE CHANGE
Notification of directors’ interests: Companies Act 1985 s.329
FINAL RESULTS - BARCLAYS PLC
FINAL RESULTS - BARCLAYS BANK PLC
REDEMPTION OF NOTES
Notification of directors’ interests: Companies Act s329
SHARE REPURCHASE
Notification of directors’ interests: Companies Act s.329
SHARE REPURCHASE
SHARE REPURCHASE
SHARE REPURCHASE
DIRECTORATE CHANGE
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: March 12, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: March 12, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

February 5, 2003

BARCLAYS PLC ANNOUNCES CHANGES TO SENIOR MANAGEMENT

Barclays Plc today announces several upcoming changes to its executive management team, anticipating planned retirements while recognising and promoting outstanding talent:

John Stewart, Deputy Group Chief Executive and a Group Board Director, will retire at the Annual General Meeting on April 24, 2003. Mr Stewart joined Barclays following the acquisition of The Woolwich in October 2000. He is responsible for the combined operation of Personal Financial Services (PFS), The Woolwich and the wealth management division, Barclays Private Clients (BPC). During the last two and a half years, he has made significant contributions to the Barclays Group, overseeing the integration of Woolwich plc into PFS with a consequent exceeding of forecasted synergies, the ground-breaking alliance with Legal & General, and the launch of new strategies for PFS and BPC.

David Roberts, Chief Executive of Personal Financial Services, who reports to John Stewart, will report directly to the Group Chief Executive, Matthew W. Barrett.

Robert Hunter, Chief Executive of Barclays Private Clients (BPC), will retire after his 60th birthday, which is on July 30. He will step down from his current post on March 31 but has agreed to stay on until the end of the year reporting to Matthew W. Barrett and assisting on several corporate projects. Mr Hunter joined Barclays in May 1999 from Standard & Poor’s, a leading global provider of investment information and advisory services, where he was President of the Financial Information Services group. He joined Standard & Poor’s in 1996 from The Chase Manhattan Bank, where he spent 28 years, rising to the level of senior executive vice president. During the last four years at Barclays, Mr Hunter has led the development and execution of the BPC strategy as well as a massive change programme to integrate six previously disparate businesses into a single division.

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Naguib Kheraj, currently a member of the Executive Committee of Barclays Capital and Deputy Chairman of Barclays Global Investors, will become Chief Executive of Barclays Private Clients (BPC), on March 31. He will join the Group Executive Committee and report to Group Chief Executive, Matthew W. Barrett. During the next two months, he will work alongside Bob Hunter to ensure a smooth transition. Prior to assuming his current role in 2001, Mr Kheraj was Global Head of Investment Banking responsible for Barclays Capital’s worldwide coverage of corporates and financial institutions as well as its Private Equity business. Prior to that he was Chief Operating Officer of Barclays Capital. He joined Barclays Capital in September 1997 as Chief Administrative Officer. He also spent 10 years at Salomon Brothers, where he was a Managing Director and Chief Financial Officer for Europe.

Roger Davis, Chief Executive of Business Banking, joins the Group Executive Committee, with immediate effect. He will report directly to Matthew W. Barrett. Since assuming his current position in September 2001, Mr Davis has led Business Banking through the Competition Commission Investigation into SME Banking, while maintaining strong momentum in the business across all market segments. Prior to taking up his position at Business Banking Mr Davis was Chairman and Chief Executive of Barclays Capital, Asia Pacific and a member of the Barclays Capital Executive Committee. Before joining Barclays Mr Davis spent 12 years in the British Army and began his City career at Robert Fleming & Co where he was a member of the board of Jardine Fleming Holdings and Managing Director of Jardine Fleming India.

Chris Lendrum, a Group Board Director and Chief Executive responsible for Africa and Latin American Banking, will take on new responsibilities representing the Group, replacing John Stewart in that capacity. He will also become chairman of a new committee of executive members charged with overseeing and coordinating Barclays strategy and policies in the area of Corporate and Social Responsibility. In that capacity, he will ensure that all functions and businesses are complying with Board standards and policies, while guiding the development and presentation of the Group’s Corporate and Social Responsibility strategy. He relinquishes

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responsibility for Business Banking on Roger Davis’ appointment to Group Executive Committee.

STATEMENT FROM GROUP CHIEF EXECUTIVE

Commenting on the changes, Matthew W. Barrett, Barclays Group Chief Executive, said: “I want to thank John Stewart and Bob Hunter for their many important contributions to Barclays. John has brought energy and a fresh perspective to Barclays and has played a significant role in advancing our retail and wealth businesses, in particular ensuring the successful integration of the Woolwich into Barclays. His integration of the Woolwich has been flawless, and the benefits have far exceeded expectations.”

“Bob Hunter has led a vast transformation programme in Barclays Private Clients, designed to deliver a single, integrated proposition across banking and investments for clients in our wealth management businesses, while sharply improving efficiency. As well, his broad grasp of all elements of retail banking contributed during his time on the Group’s Executive Committee has been invaluable as we have charted our new strategy.”

Mr Barrett continued: “In shaping the top management team following these retirements, I am delighted that Barclays has such impressive talent to call on to ensure the next generation of leadership. Roger Davis and Naguib Kheraj have demonstrated leadership, management ability, entrepreneurship and energy in their careers to date. Their fresh insight and experience, as well as their determination to create something special for customers and shareholders, will add great value to Group Executive Committee.”

“I am also pleased that Chris Lendrum has agreed to take on new responsibilities for representing the Group and coordinating our strategy in the critical area of Corporate Social Responsibility. Barclays is committed to maintaining high ethical standards in everything we do both internally and externally. Chris will ensure we live up to that commitment.”

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— ENDS —

For further information contact:	Chris Tucker PR Director Barclays PLC Tel: 020 7699 3161

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6 February 2003

BARCLAYS BANK DECREASING BASE RATE

Barclays Bank is decreasing its base rate by 0.25 per cent to 3.75 per cent with effect from today, 6 February 2003.

7 February 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 February 2003 that on 7 February 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 350.50p per share:

Director	Number of Shares

Mr C J Lendrum	36
Mr J S Varley	36

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	202,928	—
Mr J S Varley	247,516	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,651,234 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

February 2002

BARCLAYS PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2002

The statutory consolidated Profit and Loss account and consolidated Balance Sheet are set out on pages 16 and 17 in the format used in the Group’s Annual Report. Barclays believes that the further analysis of the profit and loss account shown on page 18 assists in the understanding of profit trends in the results.

The information in this announcement, which was approved by the Board of Directors on 12th February 2003, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the “Act”). Statutory accounts, which are combined with the Group’s annual report on Form 20-F to the US Securities and Exchange Commission and which contain an unqualified audit report, will be delivered to the Registrar of Companies in accordance with section 242 of the Companies Act 1985. The 2002 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group’s full Annual Report for those shareholders who have requested it.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures that Barclays may make in documents it files with the US Securities and Exchange Commission.

BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000

BARCLAYS PLC — SUMMARY

RESULTS FOR YEAR TO 31ST DECEMBER 2002

Operating results*

	2002	2001**
	£m	£m	% change

Operating income	11,379	11,177	2
Operating expenses	(6,104)	(6,067)	1
Provisions for bad and doubtful debts of which:	(1,484)	(1,149)	29
- South American Corporate Banking	(132)	(36)	267
- other	(1,352)	(1,113)	21
Operating profit	3,780	3,951	(4)
Profit before tax	3,205	3,425	(6)
Economic profit	1,237	1,227	1
Earnings per share***
- on a statutory basis	33.7p	36.8p	(8)
- on an operating profit basis	40.9p	43.2p	(5)
Dividend per share	18.35p	16.625p	10
Post-tax return on average shareholders’ funds***
- on a statutory basis	14.7%	17.4%
- on an operating profit basis	17.7%	20.1%

Notes

*	The operating results and summary are based on the consolidated profit and loss account, as defined for statutory purposes and shown on page 16, adjusted for the costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge. A profit and loss account presentation reflecting these adjustments is set out on page 18.

**	Comparative figures have been restated as a result of the changes in accounting policy arising from the adoption of FRS 19 ‘Deferred tax’ and the Association of British Insurers guidance on the calculation of income from the long term assurance business. Restatements have also arisen from an accounting presentation change required following the issue of UITF Abstract 33 ‘Obligations in capital instruments’. These accounting policy and presentation changes are fully set out on pages 55 and 56.

***	Earnings per share and post-tax return on average shareholders’ funds on an operating profit basis have been calculated as per Note 1 above, excluding exceptional items and after the 4 for 1 share split on 25th April 2002. A reconciliation to the statutory earnings per share is set out on page 31.

“Barclays delivered a resilient performance in 2002, reflecting aggressive action to mitigate the impact of a rapidly changing external environment.

At the same time, we were not at all distracted from advancing our strategy and I can report good progress in our multi-year transformation of the businesses. We are confident that we have in place the portfolio, the business strategies and the leadership talent to deliver benefits for our customers and future growth for our shareholders.” Matthew W. Barrett, Group Chief Executive

Financial Summary

—	Operating income was up 2% to £11,379 million (2001: £11,177 million), despite an adverse movement of £178 million attributable to the impact of the 24% decline in the FTSE 100 Index in 2002 on income from the life assurance funds.

—	Operating expenses rose by 1% to £6,104 million (2001: £6,067 million). The cost income ratio improved slightly to 53.6% (2001: 54.3%).

—	Provisions rose 29% to £1,484 million (2001: £1,149 million). This comprised £132 million (2001: £36 million) in respect of South American Corporate Banking and £1,352 million (2001: £1,113 million) of other provisions.

—	Operating profit at £3,780 million (2001: £3,951 million) was 4% lower. The combination of the income movement on the closed life assurance funds and the provisions for South American Corporate Banking converted what would have been a 3% operating profit increase into a 4% decline.

—	Profit before tax fell 6% to £3,205 million (2001: £3,425 million).

—	Post tax return on average shareholders’ funds on a statutory basis was 14.7% (2001: 17.4%).

—	Post tax return on average shareholders’ funds on an operating profit basis was 17.7% (2001: 20.1%).

—	Earnings per share on a statutory profit basis were 33.7p (2001: 36.8p).

—	Earnings per share on an operating profit basis were 40.9p (2001: 43.2p).

—	The full year dividend per share increased by 10% to 18.35p (2001: 16.625p). Dividends per share and earnings per share reflect the four for one share split in April 2002.

—	In 2002, the Group repurchased shares to the value of £546 million and distributed £727 million through the final dividend for 2001 and £419 million through the interim dividend for 2002.

—	Equity shareholders’ funds were £15.2 billion at 31st December 2002 (31st December 2001: £14.5 billion). The tier 1 ratio strengthened to 8.2% (31st December 2001: 7.8%). The average economic capital (excluding goodwill) to support the Group’s ongoing business requirements was approximately £10.2 billion (2001: £9.2 billion).

—	Barclays committed £32 million in community contributions throughout 2002. This included community activity on a global basis, with support from donations, sponsorships and employee activity. Barclays is proud of its volunteering programme and in 2002 over 20,000 employees worldwide gave their time and skills to their communities.

Business Performance Summary

—	Personal Financial Services increased operating profit by 8% to £1,027 million (2001: £949 million). Income was up 1% at £2,968 million (2001: £2,952 million). Costs fell 1% to £1,606 million (2001: £1,624 million). Provisions were down 13% at £334 million (2001: £382 million). In mortgages, the share of net new lending in the UK was 8.7% (2001: 7.8%) whilst the number of Openplan customers in the UK grew to nearly 2 million compared to a year end target of 1.5 million. Barclays branded savings achieved a leading market position in new business generation.

—	Barclays Private Clients operating profit decreased by 44% to £333 million (2001: £596 million), largely reflecting the impact of the sharp reduction in income from the closed long term assurance funds. Costs increased by £29m to £944m (2001: £915 million) and was attributable to the inclusion of £72 million (2001: £31 million) of costs relating to the UK regulated sales force that, prior to the implementation of the strategic alliance with Legal & General, were reported within the long term assurance funds. Sales of Legal & General investment products performed relatively well despite poor market sentiment that affected appetite for investment products. The completion in October 2002 of the combination of the Caribbean business with that of the Canadian Imperial Bank of Commerce generated an economic profit of £206 million.

—	Barclaycard increased operating profit by 21% to £628 million (2001: £520 million) driven by strong income growth of 14% to £1,582 million (2001: £1,386 million). Excluding the acquisition of Providian UK, income grew 10% and costs 6%. Provisions increased by 7% to £402 million (2001: £374 million). Average extended credit balances grew 9% to £6.5 billion (2001: £6.0 billion). In 2002 there was record recruitment of 1,218,000 customers (2001: 763,000).

—	Business Banking increased operating profit by 15% to £1,262 million (2001: £1,100 million) reflecting volume growth and the benefits of tight cost management. Income grew by 5% to £2,508 million (2001: £2,382 million) and costs fell by 4% to £1,018 million (2001: £1,061million). Provisions increased to £226 million (2001: £210 million). Average lending balances increased 4% to £42.6 billion and average deposit balances increased by 3% to £43.9 billion.

—	Barclays Africa operating profit decreased 19% to £105 million (2001: £130 million) with the fall being mainly attributable to the situation in Zimbabwe. All businesses, including Zimbabwe, remained profitable in local currencies.

—	Barclays Capital operating profit fell 10% to £593 million (2001: £662 million). Income was up 7% to £2,239 million (2001: £2,087 million), benefiting from increased market share through a broadening business mix and further progress in building the client franchise. Costs fell 1% to £1,312 million (2001: £1,322 million). A rise in provisions to £334 million (2001: £103 million) reflected continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors. In the second half, provisions largely arose from the further deterioration of existing non-performing loans.

—	Barclays Global Investors operating profit increased 41% to £110 million (2001: £78 million). Income increased by 5% to £550 million (2001: £523 million) and costs were down 1% at £439 million (2001: £444 million). Total assets in the Global iShares (Exchange Traded Funds) business grew by 47% to £22 billion. Total assets under management at 31st December 2002 were £462 billion (2001: £530 billion) inclusive of £56 billion of new funds in the year.

Progress Against Goals

—	Barclays primary goal, total shareholder return relative to its peer group, remained top quartile for the three years ended 31st December 2002. Other goals, described below, have been established to support this primary goal.

—	Cumulative economic profit for the three years ended 31st December 2002 was £3.9 billion relative to the goal of £4.2 billion. The goal for the period 2000 to 2003 is £6.1 billion.

—	Cumulative cost savings for the three years ended 31st December 2002 were £910 million, representing 91% of the £1 billion targeted cost savings by the end of 2003. Barclays expects to exceed this cost goal.

—	For the year ended 31st December 2002, Woolwich integration synergies of £231 million were achieved relative to a target of £190 million and Barclays remains on track to achieve the pre-tax target synergies of £400 million per annum for 2004 onwards.

FINANCIAL HIGHLIGHTS

	2002	2001**
RESULTS*	£m	£m

Net interest income	6,257	6,001
Non-interest income	5,122	5,176
Operating income	11,379	11,177
Operating expenses	(6,104)	(6,067)
Provisions for bad and doubtful debts	(1,484)	(1,149)
Provisions for contingent liabilities and commitments	(1)	(1)
Loss from joint ventures and associated undertakings	(10)	(9)
Operating profit	3,780	3,951
Restructuring charge	(187)	(171)
Woolwich integration costs	(80)	(89)
Woolwich fair value adjustments	(51)	(33)
Goodwill amortisation	(254)	(229)
Exceptional items	(3)	(4)
Profit before tax	3,205	3,425
Profit attributable to shareholders	2,230	2,446
Economic profit	1,237	1,227
BALANCE SHEET
Equity shareholders’ funds	15,205	14,485
Loan capital	11,537	9,987
Total capital resources	26,898	24,606
Total assets	403,066	356,612
Weighted risk assets	172,748	158,873
PER ORDINARY SHARE	p	p
Earnings (on a statutory basis)	33.7	36.8

Earnings (on an operating profit basis)	40.9	43.2
Dividend	18.35	16.625
Net asset value	231	217

PERFORMANCE RATIOS	%	%

Post-tax return on average shareholders’ funds (on a statutory basis)	14.7	17.4
Post-tax return on average shareholders’ funds (on an operating profit basis)	17.7	20.1

CAPITAL RATIOS	%	%

Tier 1	8.2	7.8
Risk asset ratio	12.8	12.5

GROUP YIELDS, SPREADS & MARGINS	%	%

Gross yield	5.35	6.56
Interest spread	2.42	2.50
Interest margin	2.75	2.91

ECONOMIC DATA
Period end – US$/£	1.61	1.45
Average – US$/£	1.50	1.44
Period end – ¤/£	1.54	1.64
Average – ¤/£	1.59	1.61
FTSE 100 – year end	3,940	5,217

Note *	Based on the further analysis of the Profit and Loss account as set out on page 18.

Note **	Restated for changes in accountancy policy and presentation. See pages 55 and 56.

CHAIRMAN’S STATEMENT

Barclays delivered a sound performance during 2002, while continuing with the transformation of the business and progressing our longer-term economic development.

The year was a curious one. The UK, our key market, once again grew more rapidly than other European countries, though in an increasingly lopsided way, biased toward public and personal consumption. The US recovered from an unusually weak performance in 2001 but, if anything, was even more unbalanced and consumption biased. Continental Europe and Japan were lacklustre.

Yet it was a year of great uncertainty about the future combined with extremely competitive business conditions. Financial markets were volatile and in decline in 2002; they remain so in 2003. This is partly the result of the collapse of over excited sentiment stirred up primarily by the dotcom boom. Partly it reflects uncertainty about how the national economic imbalances will unfold, especially with the threat of war in Iraq. Partly it reflects the very competitive and difficult conditions in some sectors. But it also reflects the uncertainty imposed on companies by the changing regulatory background.

To take our own business: we have had to deal with 18 different government reviews over the past 3 years. There is a seemingly endless stream of new accounting rules. The capital requirements of the bank will change as a result of Basel II. A whole industry in corporate governance has been created spearheaded by: Sarbanes-Oxley in the United States; the UK government commissioned reports including the Higgs Review of the role and responsibilities of non executive directors, and the Smith Review of the role of audit committees. We see the prospect of plenty more on its way from Brussels. We have increasingly tough ‘Know Your Client’ rules from the FSA, which long standing customers find oppressive. And we have seen the emergence of price control – from the Competition Commission Inquiry.

The sheer volume of this activity takes up management time and resources, which could otherwise be devoted to driving the business forward. It creates uncertainty and inhibits sensible risk taking. And makes it increasingly difficult to explain our business in simple terms to our stakeholders.

Barclays sets itself stretching financial objectives to advance the interests of our owners. A return on equity of 15% is very creditable among all these uncertainties and diversions.

We set out to be an open company, communicating extensively with our large and small shareholders, both about our financial results and about the way the company is organised and managed. We try to maintain an open dialogue with our customers, and have done much over the past year to improve the way we deal with customer complaints.

There are only two certainties about 2003. The first is that we shall have to cope again with the uncertain climate we faced in 2002. The second is that Barclays is well placed thanks to the spread of its business, the quality of its staff and its determination to succeed and seize the opportunities that arise.

Sir Peter Middleton
Chairman

GROUP CHIEF EXECUTIVE’S STATEMENT

In the crucible of 2002, in an environment that was much worse than expected, we took further strides to transform Barclays. While we were not immune to the external environment, we took aggressive action to adjust to rapidly changing conditions, which is demonstrated in our resilient performance. Barclays reported operating profit of £3,780 million, profit before tax of £3,205 million and a return on equity of 15%. That I regard this as a resilient performance, but not more, is an indication of how well the Group has been performing in recent years.

Central to our performance during 2002 was a balance between maximising short term results and maintaining momentum in the execution of our strategic agenda. We introduced our four medium term strategic priorities last year: the protection and enhancement of our core UK franchise; the development of businesses that serve global customers and can harvest global or regional economies of scale – the best examples of which are our investment banking and credit card businesses; the deepening of our retail and corporate banking activities in Western Europe; and the extension in the UK and Europe of our wealth management business. 2002 has been a year of sound progress towards meeting our ambitions.

I will start my review with our core UK businesses which contributed a 13% increase in profit before tax relative to 2001 and achieved a 4% margin between income growth and cost growth. I will review three areas specifically within the core UK businesses: Personal Financial Services, Business Banking and Barclaycard.

First, Personal Financial Services. The transformation continues at pace. It is two years since we completed the acquisition of Woolwich and it was fully integrated into Personal Financial Services during 2002, ahead of schedule. Our market share of net mortgage flow has gone from a combined base of some 6.3% in October 2000 (when we completed the transaction) to 8.7% this year.

We launched the Openplan proposition through Barclays channels in April 2002. Openplan brings convenience and cost savings to our customers – and therefore the potential for both higher product penetration and contribution per customer. Early performance is encouraging: in Openplan from Barclays we generated new savings and mortgage balances of £13.2 billion; products per customer are running at 4.3 relative to 2.5 outside Openplan. Openplan has also been a material contributor to our improved performance in the savings market where, for the first time, Barclays branded savings were one of the top performers in terms of share of new savings flow during 2002. In the increasingly competitive current account market, I am also pleased to be able to report that we have increased the number of current account holders we serve from 10.1 million in 2001 to 10.5 million in 2002.

So as I look at our performance in Personal Financial Services – we have made strong headway across mortgages, Openplan, savings, and current accounts. Personal Financial Services had good momentum in its transformation which positions it for good growth in the future.

The second core UK business is Business Banking. Business Banking is our biggest profit generator – £1,262 million of operating profit in 2002. It has over half a million small and medium sized business customers. It is a business where relationships are built and maintained by, in our case, 2,400 relationship managers who have extensive sector specific expertise; who are mobile in every sense of the word, spending much of their time at the premises of their customers; where the physical distribution base of the branch network is a vital contributor to customer convenience; and where there are risk management techniques born of years of data and cycles of experience.

The industry has learnt much from the experiences of the last decade. In the early nineties, annual write offs as a percentage of the sterling corporate loan book for the British banking industry amounted to 250 basis points. Barclays corporate loan book write offs were 52 basis points in 2002. We have cause to remain cautious about the year ahead but the science of risk management in this part of the industry has advanced hugely, and I believe nowhere more so than at Barclays.

Turning now to our third UK franchise, Barclaycard. Operating profit here grew by 21%. Barclaycard is a company known for its customer-centricity, innovation and profitable growth. By way of example, Nectar, the loyalty scheme launched in September 2002 with Barclaycard as a founder member, has at its heart the same philosophy of innovation and convenience that also drives Openplan. In the case of Nectar, customers are offered loyalty points in a way that makes it easy for them to accumulate, and which can be exchanged for a wide range of items which best suit their lifestyle. 11 million active collectors were recruited in the first eight weeks after Nectar was launched.

Barclaycard also continued to grow through value-creating non-organic moves. The acquisition of the UK business of Providian in April 2002 was a good example of strategic development by corporate action. Providian brought distinctive and complementary competencies in the credit card environment and half a million new customers with balances of around £400 million. Our view is that in no sense is the UK card market mature when one considers that over 70% of the American adult population has a credit card which they use in some 25% of all payments. The equivalent statistics in the United Kingdom are 48% and 4%. You should expect us to continue to allocate strategic resources to this business.

Barclaycard International has continued its expansion into Europe with the launch in Italy during 2002. It has issued 1.28m cards in Germany, Spain, Greece, France and Italy.

Looking now at our other global businesses, Barclays Capital and Barclays Global Investors. In an extremely difficult environment for investment banks around the world, Barclays Capital delivered one of its best ever performances in 2002, making a return on economic capital of 19%.

Our performance in a key league table (the Euromoney Global All Debt Table) indicates clearly that our business model is successful, and that we have been taking market share – in 2002 we rose to 5th position (2001: 8th position).

Barclays Capital was the only top ten investment bank to increase debt issuance volumes in 2002, a year when overall volumes in the market were down sharply. This strong overall performance reflected our concentrated approach to the recruitment of business originators, our energetic risk management and our ability to flex our costs to accommodate the tougher income-generating environment. Barclays Capital is a business strongly positioned for medium term growth.

I will also say a few words about Barclays Global Investors. I like this business, especially from the point of view of portfolio diversity. Its performance is dominated by fees and commissions, it has its main business in the United States and it is a low utiliser of regulatory capital. It leads the world in index replication and in exchange traded funds and has a growing franchise in active management.

Notwithstanding the impact on assets under management of collapsing stock market indices Barclays Global Investors still manages funds of more than £460 billion. Operating profits grew 41% during the year.

The development of our wealth management business is one of our strategic priorities. Barclays Private Clients serves around one million clients and we manage some £85 billion of assets on their behalf. 2002 was a particularly difficult year for the wealth management industry as a whole. Markets, of course, were terrible. The FTSE 100 index fell 24%. Several major competitors have either withdrawn or stood back.

What distinguishes the successful from the unsuccessful in this sector is the breadth of their distribution base, their cost to recruit new customers and access to world-class products. Barclays is greatly advantaged in these dimensions, and our development path this year has been characterised by further consolidation of the originating businesses of Barclays Private Clients, the integration of our banking and investment management customer offerings, and the steady escalation of our strategic partnership with Legal & General.

In 2002, we continued to build our European retail and commercial banking businesses through organic development. By way of example, we made good strides in growing our Spanish business, enhancing value through capturing profitable market share. The launch of Openplan in Spain is an example of our ability to develop successful products and transport them cross-border. Our market share of net new business in mortgages in Spain increased from 0.5% in 2001 to 5% in 2002 consequent on the introduction of Openplan in which we achieved 4.5 products per customer.

Although we continue to seek out value-creating non-organic opportunities in selected European markets, we will continue to be rigorous in applying the disciplines of value based management in analysing potential targets. We will only consider transactions that meet our value based metrics.

Lastly, I should touch on outlook. I mentioned earlier that the macro-economic indicators are ambiguous. However, I am on balance a bit more optimistic about 2003 than I was about 2002. We believe that the UK may perform slightly better than it did in 2002. This should provide a relatively stable backdrop against which we can grow our business in the UK. The US entered 2003 in moderately better shape than it entered 2002. However, the Eurozone presents a more subdued picture. Germany faces a series of intractable difficulties and since Germany represents one third of the Eurozone, the Eurozone as a whole is likely to continue to lag behind the UK and US. Japan shows no sign of addressing its difficulties which require structural reform.

All this adds up to a UK domestic economy likely to perform well relative to the rest of Europe, but an international economy which, in the aggregate, looks unlikely to be significantly more expansionary than last year.

Whatever the out-turn, you can expect us to manage our business aggressively and proactively, adjusting to emerging conditions while powering ahead with our strategy. Overall I therefore remain optimistic about the health of the industry and, in particular, Barclays.

Matthew W. Barrett
Group Chief Executive

KEY FACTS (UNAUDITED)

	31.12.02	31.12.01

Number of UK branches	2,080	2,088
Number of overseas branches	499	564
Number of UK ATMs	3,900	3,900
Employees worldwide	74,700	78,600
Total customers registered for online banking	3.9m	3.3m
UK OPENPLAN
Number of customers with Openplan from Woolwich	1,206,000	960,000
Number of customers with Openplan from Barclays	778,000	10,000

	31.12.02	31.12.01

Total UK Openplan savings balances	£18.5bn	£7.4bn
Total UK Openplan mortgage balances	£21.2bn	£8.1bn
PERSONAL FINANCIAL SERVICES
Number of UK current accounts	10.5m	10.1m
Number of UK savings accounts	10.2m	9.0m
Total UK mortgage balances	£58.7bn	£51.9bn
BARCLAYS PRIVATE CLIENTS
Total customer funds	£85bn	£93bn
Number of Iberian Openplan customers	20,000	4,000
Average stockbroking deal volumes per day	6,300	6,400
BARCLAYCARD
Number of Barclaycard UK customers	9.7m	8.2m
Number of customers registered for online services	1.1m	0.7m
Number of retailer relationships	85,000	83,000
Number of retailer transactions processed	1.4bn	1.3bn
Number of Barclaycards issued in continental Europe	1.28m	1.25m
BUSINESS BANKING
Number of Business Banking UK connections	530,000	539,000
Number of current accounts	731,000	748,000
Number of Business Premium deposit accounts	238,000	247,000
Customers registered for online banking/BusinessMaster	288,000	256,000
BARCLAYS AFRICA
Number of customers accounts	1.4m	1.5m
BARCLAYS GLOBAL INVESTORS
Total assets under management	£462bn	£530bn
Number of institutional clients	2,300	2,000

	31.12.02		31.12.01

	League		League
	table	Issuance	table	Issuance
BARCLAYS CAPITAL	position	value	position	value

Sterling bonds	1st	£13bn	1st	£11bn
Syndicated loans (Europe, Middle East, Africa)	1st	$44bn	1st	$46bn
Syndicated loans (ex USA)	3rd	$48bn	2nd	$50bn
All syndicated loans	5th	$67bn	5th	$69bn
All international bonds	9th	$74bn	10th	$67bn
European all debt	2nd	$116bn	4th	$90bn
Global all debt	5th	$162bn	8th	$149bn

GROUP PERFORMANCE MANAGEMENT

Value Based Management

Barclays is focused on maximising value for shareholders through the creation and delivery of superior products and services to customers. Barclays uses value based management (VBM) to align management decision making at all levels of the organisation with the objective of maximising value for its shareholders.

In applying VBM principles, Barclays has developed a disciplined, fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option. Our aim is to achieve profitable growth in all our businesses.

A core dimension of the Group’s approach to VBM is to set stretching performance goals linked explicitly to maximising shareholder value.

Performance Goals

Barclays performance goals have been an important stimulus of focus and energy for the whole organisation, helping to lift our metabolic rate and improve performance standards.

At the end of 1999, Barclays set a series of performance goals for the period 2000 to 2003. The primary goal was to achieve top quartile total shareholder return (TSR) over time, relative to a peer group of financial services companies that is reviewed annually. TSR is defined as the combination of share price appreciation and dividends (treated as if re-invested in Barclays shares). In 2002, the peer group comprised Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered. The peer group is unchanged for 2003.

A set of secondary four year goals were developed that, together, would act as enablers in the delivery of the primary TSR goal.

The first was an absolute value goal that seeks to convert a hypothetical £100 invested in Barclays at the end of 1999 into £200 by the end of 2003. At the time of setting the goals, analysis of market relativities indicated that doubling absolute value in four years equated to delivery of top quartile TSR performance.

The second supporting goal was to double economic profit over the period. At the time of setting the goals, we believed that delivering this rate of economic profit generation would drive top quartile TSR performance. This goal requires the delivery of £6.1bn of cumulative economic profit for 2000 to 2003 inclusive.

The third supporting goal was specifically focused on improving cost management. The goal is to reduce the annual run rate of costs by £1bn over the four year period to the end of 2003, thereby absorbing the impact of inflation and volume related growth during the period. This was increased by £150m with the acquisition of The Woolwich in 2000. Our belief is that to achieve our shareholder value aspirations, we must deliver world class productivity performance.

Progress on performance relative to goals

As at the end of December 2002, Barclays had met its primary goal of top quartile TSR performance relative to its peer group, was ahead against the cost goal, behind in cumulative economic profit generation and significantly behind on the absolute value goal following three successive years of decline in the FTSE 100 Index.

Total Shareholder Return

For the three years to the end of December 2002, Barclays was positioned third within its peer group of eleven institutions and therefore was meeting its top quartile TSR performance goal.

Absolute Value

The total shareholder return on the FTSE 100 Index has declined 39% since the end of 1999. The absolute goal required a hypothetical £100 invested in Barclays on 31st December 1999 to be worth £168 by the end of 2002. It was, in fact, worth £96, a decrease of 4%.

An equivalent investment of £100 in the peer group was worth £89 and an equivalent investment in the FTSE 100 was worth £61.

Economic Profit

The goal required the generation of £4.2bn of cumulative economic profit by the end of 2002 as the contribution of the first three years in the four year (2000-2003) cumulative goal of £6.1bn. Economic profit for 2002 was £1.2bn, which combined with the cumulative £2.7bn generated in

2000 and 2001 inclusive, delivered £3.9bn of cumulative economic profit. The total target for 2000 to 2003 inclusive is £6.1bn.

Economic profit is profit after tax and minority interests excluding goodwill amortisation, less a charge for the cost of average shareholders’ funds (which includes purchased goodwill).

The cost of average shareholders’ funds is calculated using the capital asset pricing model. The cost comprises primarily three components: the equity risk premium; the market beta; and the risk free rate. The cost of average shareholders’ funds for 2002 included an estimate of the future equity market risk premium of 4.5% and a forward looking market beta (relative risk of Barclays shares compared to the FTSE 100 Index) of 1.2. The Group’s cost of average shareholders’ funds for 2003 is unchanged from 2002 at 9.5% and includes an estimate of the future equity market risk premium of 5.0% and a forward looking market beta of 1.2. The cost of average shareholders’ funds for 2003 includes a lower risk free rate.

The breakdown of economic profit performance is shown below:

	2002	2001*
	£m	£m

Profit after tax and minority interests (excluding goodwill adjustments net of tax)	2,490	2,670
Gain on disposal recognised in the statement of total recognised gains and losses**	206	—

	2,696	2,670
Average shareholders’ funds***	15,812	14,528
Post tax cost of equity	9.5%	10.5%
Cost of average shareholders’ funds****	(1,459)	(1,443)

Economic profit*****	1,237	1,227

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

**	Recognised gains and losses are included where they arise from transactions with third parties.

***	The difference between the average shareholders’ funds of £15,146m and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.

****	The cost includes a charge for purchased goodwill of £398m (2001: £403m). A post tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc.

*****	Economic profit is defined as profit after tax and minority interests plus certain gains (and losses) reported within the statement of total recognised gains and losses where they arise from the Group’s business activities and are in respect of transactions with third parties, less a charge for the cost of average shareholders’ funds (which includes purchased goodwill).

The table below shows the economic profit generated by each business area, the calculations being based on the associated economic capital allocations.

	2002	2001*
	£m	£m

Personal Financial Services	390	331
Barclays Private Clients – operating	129	336
Barclays Private Clients – Caribbean sale**	206	—
Barclaycard	270	235
Business Banking	569	474
Barclays Africa	22	44
Barclays Capital	178	244
Barclays Global Investors	56	44
Other operations***	(73)	(2)
Head office functions	(53)	(32)

Economic profit	1,694	1,674
Goodwill****	(398)	(403)
Variance to average shareholders’ funds	(59)	(44)

Economic profit	1,237	1,227

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

**	See Acquisitions and disposals on page 55.

***	Includes South American Corporate Banking.

****	Cost of equity charge on purchased goodwill.

Cost goal

The Group’s goal is to reduce the annual run rate of costs by £1bn over the four year period to the end of 2003, thereby absorbing the impact of inflation and volume related growth over the period. This goal was increased by £150m with the acquisition of The Woolwich in 2000.

During 2000 and 2001, £545m of savings were achieved. In 2002, a further £365m of savings were achieved, creating a cumulative total of £910m. With 75% of the four year period elapsed, 91% of the goal had been achieved.

At the end of 2002, £159m of Woolwich cost synergies had been achieved, exceeding the goal ahead of schedule.

We continued to benchmark each of our businesses against the appropriate peer group in financial services to establish top quartile efficiency ratio targets.

The Group’s cost income ratio improved slightly to 53.6% (2001: 54.3%)

SUMMARY OF RESULTS

PROFIT BEFORE TAX

	2002	2001*
	£m	£m

Personal Financial Services	1,027	949
Barclays Private Clients	333	596
Barclaycard	628	520
Business Banking	1,262	1,100
Barclays Africa	105	130
Barclays Capital	593	662
Barclays Global Investors	110	78
Other operations**	(169)	(9)
Head office functions	(109)	(75)

Operating profit	3,780	3,951
Restructuring charge	(187)	(171)
Woolwich integration costs	(80)	(89)
Woolwich fair value adjustments	(51)	(33)
Goodwill amortisation	(254)	(229)
Exceptional items	(3)	(4)

	3,205	3,425

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

**	Other operations now include South American Corporate Banking activities previously included in Barclays Capital and Business Banking. Prior periods have been restated accordingly.

	TOTAL ASSETS		WEIGHTED RISK ASSETS

	2002	2001*	2002	2001
	£m	£m	£m	£m

Personal Financial Services	71,871	64,314	41,100	36,154
Barclays Private Clients**	14,016	13,886	11,713	9,197
Barclaycard	10,669	9,404	10,647	9,467
Business Banking	47,315	44,132	50,449	46,272
Barclays Africa	2,632	2,756	1,892	1,943
Barclays Capital	236,472	201,301	53,496	51,943
Barclays Global Investors	494	308	666	563

Other operations and Head office functions***	8,379	8,250	2,785	3,334
Goodwill	3,934	4,091	—	—
Retail life-fund assets	7,284	8,170	—	—

	403,066	356,612	172,748	158,873

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

**	For 2002 FirstCaribbean is fully consolidated for supervisory purposes.

***	Other operations and Head office functions now include total assets of £153m (31st December 2001: £840m) and weighted risk assets of £232m (31st December 2001: £850m), related to South American Corporate Banking.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2002	2001
		restated
	£m	£m

Interest receivable	12,044	13,458
Interest payable	(5,839)	(7,492)

Net interest income	6,205	5,966

Net fees and commissions receivable	3,925	3,737
Dealing profits	833	1,011
Other operating income	364	428

Total non-interest income	5,122	5,176

Operating income	11,327	11,142

Administration expenses — staff costs	(3,755)	(3,714)
Administration expenses — other	(2,312)	(2,303)
Depreciation and amortisation	(557)	(537)

Operating expenses	(6,624)	(6,554)

Operating profit before provisions	4,703	4,588
Provisions for bad and doubtful debts	(1,484)	(1,149)
Provisions for contingent liabilities and commitments	(1)	(1)

Operating profit	3,218	3,438
Loss from joint ventures and associated undertakings	(10)	(9)
Exceptional items	(3)	(4)

Profit on ordinary activities before tax	3,205	3,425
Tax on profit on ordinary activities	(955)	(943)

Profit on ordinary activities after tax	2,250	2,482
Minority interests (equity and non-equity)	(20)	(36)

Profit for the financial year attributable to The members of Barclays PLC	2,230	2,446
Dividends	(1,206)	(1,110)

Profit retained for the financial year	1,024	1,336

Earnings per ordinary share	33.7p	36.8p
Post tax return on average shareholders’ funds	14.7%	17.4%
Dividend per ordinary share:
Interim	6.35p	5.75p
Final (Payable 28th April 2003)	12.00p	10.875p

CONSOLIDATED BALANCE SHEET

	2002	2001
		restated
Assets:	£m	£m

Cash and balances at central banks	2,032	1,281
Items in course of collection from other banks	2,335	2,444
Treasury bills and other eligible bills	7,645	7,417

Loans and advances to banks — banking	15,369	12,196

	2002	2001
		restated
Assets:	£m	£m

Loans and advances to banks — trading	42,805	35,693

	58,174	47,889

Loans and advances to customers — banking	157,222	146,253
Loans and advances to customers — trading	45,176	34,240

	202,398	180,493
Debt securities	94,229	78,924
Equity shares	3,133	3,118
Interests in joint ventures and associated undertakings	455	88
Intangible fixed assets — goodwill	3,934	4,091
Tangible fixed assets	1,626	1,958
Other assets	19,821	20,739

	395,782	348,442
Retail life-fund assets attributable to policyholders	7,284	8,170

Total assets	403,066	356,612

Liabilities:
Deposits by banks — banking	48,751	45,837
Deposits by banks — trading	38,683	21,543

	87,434	67,380

Customer accounts — banking	144,078	139,863
Customer accounts — trading	27,420	23,984

	171,498	163,847
Debt securities in issue	45,885	41,846
Items in course of collection due to other banks	1,416	1,550
Other liabilities	62,651	49,213
Undated loan capital — convertible to preference shares	310	345
Undated loan capital — non-convertible	6,368	4,709
Dated loan capital — convertible to preference shares	11	—
Dated loan capital — non-convertible	4,848	4,933

	380,421	333,823

Minority interests and shareholders’ funds:
Minority interests: equity	156	134

Called up share capital	1,645	1,668
Reserves	13,560	12,817

Shareholders’ funds: equity	15,205	14,485

	15,361	14,619

	395,782	348,442
Retail life-fund liabilities attributable to policyholders	7,284	8,170

Total liabilities and shareholders’ funds	403,066	356,612

FURTHER ANALYSIS OF PROFIT AND LOSS ACCOUNT

	2002	2001
		restated
	£m	£m

Interest receivable	12,096	13,513
Interest payable	(5,839)	(7,512)

Net interest income	6,257	6,001

Net fees and commissions receivable	3,925	3,737
Dealing profits	833	1,011
Other operating income	364	428

Total non-interest income	5,122	5,176

Operating income	11,379	11,177

Administration expenses — staff costs	(3,630)	(3,578)
Administration expenses — other	(2,171)	(2,181)
Depreciation	(303)	(308)

Operating expenses	(6,104)	(6,067)

	5,275	5,110
Provisions for bad and doubtful debts	(1,484)	(1,149)

	2002	2001
		restated
	£m	£m

Provisions for contingent liabilities and commitments	(1)	(1)
Loss from joint ventures and associated undertakings	(10)	(9)

Operating profit	3,780	3,951
Restructuring charge	(187)	(171)
Woolwich integration costs	(80)	(89)
Woolwich fair value adjustments	(51)	(33)
Goodwill amortisation	(254)	(229)
Exceptional items	(3)	(4)

Profit on ordinary activities before tax	3,205	3,425

Earnings per ordinary share before restructuring charge, Woolwich integration costs, Woolwich fair value adjustments, goodwill amortisation and exceptional items	40.9p	43.2p
Post tax return on average shareholders’ funds (on a consistent basis with earnings per share above)	17.7%	20.1%

The above results are based on the consolidated profit and loss account shown on page 16 and show operating profit before charging the restructuring charge, costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and exceptional items. Barclays believes that identifying operating profit before charging these items assists in the understanding of profit trends in the results.

FINANCIAL REVIEW

Results by nature of income and expense

	2002	2001
		restated
Net interest income	£m	£m

Interest receivable	12,044	13,458
Interest payable	(5,839)	(7,492)

	6,205	5,966
Woolwich fair value adjustments	52	35

	6,257	6,001

Group net interest income increased by 4% to £6,257m, reflecting growth in balances which more than offset a 16 basis point fall in the Group net interest margin to 2.75%.

Average interest earning assets increased by 10% to £225bn, primarily due to a £6bn increase in UK mortgage balances within Personal Financial Services and increases of £4bn in holdings of debt securities and £5bn of lending to banks in Barclays Capital.

Domestic average interest earning assets increased by 8% to £152bn (2001: £141bn), predominantly driven by the £6bn increase in mortgage balances in Personal Financial Services. International average interest earning assets increased by 15% to £73bn (2001: £64bn), primarily driven by an increase in Barclays Capital wholesale activities.

The reduction in the Group net interest margin reflected decreases in both the domestic and international margins.

The domestic margin has shown a decrease of 14 basis points reflecting active management of margins across the UK businesses in competitive market conditions, particularly in the mortgage market, and a low interest rate environment. The international margin has fallen by 11 basis points mainly as a result of managing down the higher yielding South American Corporate Banking business and an increase in non performing loans in the US.

The benefit of free funds fell 0.08% to 0.33% as a result of the reduction in interest rates.

The overall benefit of free funds on a hedged basis rose to 0.55% (2001: 0.53%) reflecting an increase in the effective rate of the hedge more than offsetting the fall in the liability interest rates.

Yields, spreads and margins — banking business*

	2002	2001
		restated
	%	%

Gross yield**
Group	5.35	6.56
Domestic	5.97	7.10
International	4.06	5.38

Interest spread***
Group	2.42	2.50
Domestic	3.22	3.23
International	0.80	0.91

Interest margin****
Group	2.75	2.91
Domestic	3.61	3.75
International	0.96	1.07

Average UK base rate	4.00	5.12

Notes
*	Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the United Kingdom by Barclays Capital.

The yields, spreads, and margins shown above exclude non-margin related items including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

**	Gross yield is the interest rate earned on average interest earning assets.

***	Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

****	Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities — banking business

	2002	2001
		restated
	£m	£m

Average interest earning assets
Group	225,178	205,017
Domestic	151,810	141,087
International	73,368	63,930

Average interest bearing liabilities
Group	199,708	184,105
Domestic	130,045	122,422
International	69,663	61,683

Net fees and commissions

	2002	2001
		restated
	£m	£m

Fees and commissions receivable	4,454	4,202
Less: fees and commissions payable	(529)	(465)

	3,925	3,737

Group net fees and commissions increased by £188m (5%) to £3,925m, predominantly reflecting increases in Barclaycard and Barclays Capital.

In Barclaycard, the impact of replacing annual fees with fees based on account activity was the principal factor fuelling growth in net fees and commissions of 20% to £696m (2001: £579m).

Barclays Capital net fees and commissions increased 19% to £463m (2001: £389m). This growth was driven by the Credit business with strong performances from primary bonds and structured capital markets.

In Business Banking, net fees and commissions increased by 4% to £864m (2001: £833m).

Barclays Private Clients and Barclays Global Investors contributed increases totalling £47m. In Barclays Africa, there was a £16m reduction principally due to the situation in Zimbabwe. In Personal Financial Services there was a reduction of £12m reflecting lower income from independent financial advice.

Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions included £135m (2001: £129m) in respect of foreign exchange income on customer transactions with Barclays Capital.

Dealing profits

	2002	2001
	£m	£m

Rates related business	876	823
Credit related business	(43)	188

	833	1,011

Almost all the Group’s dealing profits are generated in Barclays Capital.

Dealing profits fell to £833m (2001: £1,011m). The fall resulted from poor conditions in the credit and equity markets with losses in the credit related financing business and in equity related activities partially offset by strong gains in fixed income and commodities in the Rates business.

Total foreign exchange income was £496m (2001: £490m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units within fees and commissions.

Other operating income

	2002	2001
		restated
	£m	£m

Dividend income from equity shares	7	8
Profits on disposal of investment securities	58	37
Income from the long term assurance business	(51)	127
Property rentals	20	30
Premium income on insurance underwriting	178	158
Other income	152	68

	364	428

Other operating income decreased by £64m (15%) to £364m (2001: £428m).

Virtually all the Group’s long term assurance activity is based in the UK. This UK business, which closed to new business following the Legal & General alliance in 2001, was the main contributor to the reported loss of £51m for 2002 compared with a profit contribution of £127m in 2001. The result mainly reflected the impact of movements in the stockmarkets. The FTSE 100 index declined 24% in 2002.

Income from the sale of Legal & General products following the alliance in 2001 is included in net fees and commissions.

The cost of redress for customers of Barclays Life and Woolwich Life who have claimed for the misselling of endowment policies was £19m for the year (2001: £3m).

Premium income on insurance underwriting rose by £20m to £178m as a result of increased payment protection income related to consumer lending activities.

Other income increased by £84m to £152m. An increase of £59m resulted from a revision of estimated amounts expected to be repaid on banking liabilities in the light of experience since the Woolwich acquisition in 2000 and to align Woolwich with Barclays practice. The increase also reflects income of £39m from a restructuring of the leasing portfolio.

Operating expenses

The Group manages core costs on the basis of three distinct categories: strategic investment, revenue related and business as usual. In addition, goodwill amortisation, restructuring costs and integration costs are reported separately.

Costs are allocated to individual categories based on the following definitions:

Strategic investment costs relate to the development costs of an investment project which has either or both of the following features:

—	it generates or enables new revenue streams or definable growth in a revenue stream; or

—	it generates or enables reduced costs.

Strategic investment costs exclude restructuring costs, integration costs and project operating costs.

Revenue related costs are those costs which are directly associated with a corresponding change in revenues or profit. An increase or decrease in revenues or profits will usually lead to an increase or decrease in these costs.

Business as usual costs are those costs not classified as strategic investment or revenue related. This category includes operating costs of live strategic projects, other project costs not classified as strategic and volume related costs which are not revenue related.

Restructuring costs are those charges associated with the ongoing reorganisation and restructuring of the Group’s operations as part of its cost reduction initiatives.

Integration costs are in respect of projects and initiatives associated with the acquisition of Woolwich plc and include expenditure to achieve cost savings and revenue synergies.

Based on the definitions, the Group’s costs are summarised in the following table:

Operating expenses

	2002	2001
		restated
	£m	£m

Business as usual expenses	4,886	4,628
Revenue related costs	730	748
Strategic investment costs	381	551
Acquisitions and disposals in 2002 and 2001	107	140

Operating expenses	6,104	6,067
Restructuring charge	187	171
Goodwill amortisation	254	229
Woolwich integration costs	80	89
Woolwich fair value adjustment	(1)	(2)

	6,624	6,554

Operating expenses before restructuring charge, goodwill amortisation, integration costs and Woolwich fair value adjustments increased 1% to £6,104m.

Business as usual costs rose by 6% to £4,886m, partly reflecting the operating cost consequences of continued investment, particularly in Barclays Capital and Barclaycard. In 2002, costs included £72m (2001: £31m) associated with the regulated sales force that were previously offset against income from the long term assurance funds in Barclays Private Clients. Business as usual costs in Personal Financial Services, Barclays Private Clients, Business Banking, Barclays Africa and Barclays Global Investors were held broadly flat or reduced.

Strategic investment expenditure remained significant at £381m (2001: £551m). The reduction reflected tight cost control across the Group and the prioritisation of key initiatives.

Revenue related costs at £730m were £18m (2%) lower than in 2001. Increases in Barclays Global Investors were in line with improved performance, but were more than offset by a reduction in Barclays Capital.

Administrative Expenses — staff costs

	2002	2001
	£m	£m

Salaries and accrued incentive payments	3,159	3,149
Social security costs	240	243
Pension costs	(27)	(17)
Post-retirement health care	15	—
Other staff costs	368	339

	3,755	3,714

Included above:
Restructuring charge	(124)	(114)
Woolwich integration costs	(2)	(24)
Woolwich fair value adjustment	1	2

Excluding restructuring, integration costs and fair value adjustment	3,630	3,578

	2002	2001

Number of staff at year end:*
Personal Financial Services**	29,600	32,100
Barclays Private Clients***	8,900	11,100
Barclaycard****	4,700	4,200
Business Banking	9,600	9,800
Barclays Africa*****	7,500	8,000
Barclays Capital	5,500	5,500
Barclays Global Investors	2,100	2,100
Other operations******	6,300	5,400
Head office functions	500	400

Total Group permanent and contract staff worldwide	74,700	78,600

Temporary and agency staff worldwide	3,700	4,600

Total including temporary and agency staff	78,400	83,200

*	Staff numbers are on a full time equivalent basis. United Kingdom permanent and contract staff are 59,000 (31st December 2001: 60,400).

**	Included 800 regulated sales force (31st December 2001: 1,100) whose costs, following the strategic alliance with Legal & General in 2001, are included in administrative expenses – staff costs. During 2002, staff numbers in Personal Financial Services decreased by 600 as a result of restructuring. A further 700 staff relating to a mortgage call centre were outsourced to an associated undertaking whilst an additional 1,000 staff were transferred to shared service units reported within Other operations.

***	Excludes 200 administrative staff (31st December 2001: 500) whose costs are borne within the long term assurance funds. Staff numbers at 31st December 2001 included 1,600 staff employed by Barclays Caribbean business now part of FirstCaribbean, which is an associated undertaking and whose staff are not included in the table above. A further reduction of 500 resulted from restructuring.

****	Staff numbers at 31st December 2002 included 600 arising from the acquisition of the Providian UK credit card business.

*****	During 2002, staff numbers in Africa decreased by 400 as a result of restructuring.

******	Staff numbers at 31st December 2002 included 1,000 transferred from Personal Financial Services.

Staff costs

Staff costs, excluding the restructuring charge together with the integration costs and fair value adjustments arising from the acquisition of Woolwich plc, increased by 1% to £3,630m.

Salaries and accrued incentive payments were broadly flat. The impact of the annual UK pay award was offset by a reduction in Group staff numbers and in payments to temporary staff. In addition, staff costs included £55m (2001: £25m) relating to the regulated sales force following the formation of the strategic alliance with Legal & General from August 2001. Increased costs in Barclays Global Investors were in line with improved performance but were more than offset by a reduction in Barclays Capital.

Pension costs, calculated in accordance with SSAP 24, included a credit of £72m (2001: £72m) in respect of the Group’s main UK pension schemes. Pension assets at the end of September 2002 were £9.5bn (2001: £10.7bn). Based on a valuation date of 30th September 2002, there was an actuarial funding surplus of 104% (2001: 110%).

Under FRS 17 there would have been a charge of £130m in respect of the Group’s main UK pension scheme in 2002 and a deficit of £1.3bn. This compares with the surplus of £544m under SSAP 24 for 2002.

Permanent and contract staff numbers fell by 3,900 of which 1,600 were attributable to the treatment of the Caribbean business as an associated undertaking. The implementation of restructuring programmes resulted in a decrease of 2,600. This was primarily in Personal Financial Services, Barclays Private Clients and Barclays Africa, but it was spread across the businesses. A further 1,000 (700 staff outsourced to an associated undertaking) came from outsourcing, mainly of mortgage production administration. This was partly offset by an increase in Barclaycard of 600, mostly attributable to the acquisition of Providian UK and growth in other business areas of 800.

The numbers of staff reductions relating to each restructuring programme are as follows:

Number of staff who have
left during 2002

Current year programme	1,400
Prior year programme	1,200

Total	2,600

The number of staff who were under notice at the end of 2002 was 1,900.

The restructuring charge of £187m detailed on page 49 relates to the 2002 restructuring programme above.

Administrative expenses — other

	2002	2001

	£m	£m
Property and equipment expenses	985	974
Other administrative expenses	1,327	1,329

	2,312	2,303

Included above:
Restructuring charge	(63)	(57)
Integration costs	(78)	(65)

Excluding restructuring charge and integration costs	2,171	2,181

Administrative expenses — other were broadly flat. Property and equipment expenses were £11m higher, reflecting higher external information technology costs.

Other administrative expenses reduced by £2m. Increased advertising and market promotion expenditure, including costs relating to the launch of Barclaycard Direct, Openplan from Barclays and other campaigns, was offset by reductions in other areas.

Depreciation and amortisation

	2002	2001

	£m	£m
Property depreciation	93	105
Equipment depreciation	198	194
Loss on sale of equipment	12	9

	303	308
Goodwill amortisation- Woolwich	206	206
- other	48	23

	557	537

The increase in other goodwill amortisation results from the acquisition of the Providian UK credit card business and an increase in the goodwill charge for the Group’s Brazilian subsidiary, Banco Barclays SA.

Provisions for bad and doubtful debts

	2002	2001

	£m	£m
The charge for the year in respect of bad and doubtful debts comprises:
Specific provisions
New and increased	1,719	1,440
Releases	(127)	(133)
Recoveries	(106)	(142)

	1,486	1,165
General provision release	(2)	(16)

Net charge	1,484	1,149

The net charge for the period in respect of bad and doubtful debts comprises:

South American Corporate Banking	132	36
Other	1,352	1,113

Net charge	1,484	1,149

Total provisions for bad and doubtful debts at end of the period comprise:
Specific provisions	2,261	1,971
General provisions	737	745

	2,998	2,716

The net provisions charge from bad and doubtful debts increased by £335m to £1,484m.

The greater part of this increase occurred in the Barclays Capital (£231m) and in the South American Corporate Banking (£96m) portfolios. The increase in provisions at Barclays Capital reflected difficult economic conditions, mainly in the telecommunications and energy sectors, particularly in the US. The deterioration in the second half of 2002 was largely in existing non performing loans. The increase in South American Corporate Banking mainly related to Argentina.

Business Banking sustained an 8% increase in its bad debt provision charge, broadly in line with expectations. The charge for Barclaycard was £402m, 7% higher reflecting the acquisition of Providian UK and the growth in average extended credit balances of 9%. Within Personal Financial Services, the provision charge fell by 13%, reflecting in part improvements in risk management.

Loss from joint ventures and associated undertakings

	2002	2001

	£m	£m
Loss from joint ventures	(5)	(1)
Loss from associated undertakings	(5)	(8)

	(10)	(9)

     The loss from joint ventures relates primarily to an entity within Personal Financial Services.

     The loss from associated undertakings includes a loss of £9m relating to FirstCaribbean (see page 55) which was due to integration and restructuring costs following the creation of the new enlarged business. It includes £1m relating to the amortisation of the goodwill arising on completion of the Caribbean transaction.

Exceptional items

	2002	2001

	£m	£m
Profit/(loss) on disposal of Group undertakings	8	(4)
Loss on termination of Group activities	(11)	—

	(3)	(4)

The profit on disposal of Group undertakings in 2002 relates primarily to a £7m release of provisions in connection with a transaction in previous years which are no longer required. The gross gain on the sale of the US based Americas private banking business was broadly offset by goodwill written off.

The net loss on disposal of Group undertakings in 2001 represented losses of £19m offset by gains of £15m. The net loss included goodwill written off of £1m.

Tax

The charge for the year assumes a UK corporation tax rate of 30% for the year 2002 (2001: 30%). The effective rate of tax is 29.8% (2001: 27.5%). The increase in the rate from last year is primarily due to the absence of tax-free disposals, coupled with a reduction in the payments made to the qualifying employee trust reflecting the reduced share price and a reduction in the benefit generated by the utilisation of overseas losses.

Included in the charge is a credit of £39m (2001: £23m charge) tax on the decrease in shareholders’ interest in the long term assurance funds.

Earnings per ordinary share

Earnings per ordinary share are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

	2002	2001
		restated

Earnings in year	£2,230m	£2,446m
Earnings in year before restructuring, integration costs, goodwill amortisation, fair value adjustments and exceptional items	£2,707m	£2,876m
Weighted average number of ordinary shares in issue	6,626m	6,651m
Calculation of adjusted earnings per share	pence	pence
Basic earnings per ordinary share	33.7	36.8
Restructuring charge	2.0	1.8
Integration costs	0.9	0.9

	2002	2001
		restated

Goodwill amortisation	3.8	3.4
Woolwich fair value adjustments	0.5	0.3

Adjusted earnings per share	40.9	43.2

Dividends on ordinary shares

The Board has decided to pay, on 28th April 2003, a final dividend for the year ended 31st December 2002 of 12.0p per ordinary share for shares registered in the books of the Company at the close of business on 28th February 2003. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2003/2004 tax year in mid October 2003.

For qualifying US and Canadian resident ADR holders, the final dividend of 12.0p per ordinary share becomes 48.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 28th April 2003 to ADR holders on the record on 28th February 2003.

For qualifying Japanese shareholders, the final dividend of 12.0p per ordinary share will be distributed in mid-May to shareholders on the record on 28th February 2003.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to The Plan Administrator to Barclays, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH or by phoning 0870 702 0196. The completed form should be returned to The Plan Administrator on or before 3rd April 2003 for it to be effective in time for the payment of the final dividend on 28th April 2003. Shareholders who are already in the plan need take no action unless they wish to change their instructions, in which case they should write to The Plan Administrator.

Capital resources

	2002	2001
		restated

	£m	£m
Equity shareholders’ funds	15,205	14,485
Minority interests	156	134

	15,361	14,619
Loan capital	11,537	9,987

	26,898	24,606

Total capital resources increased in the period by £2,292m.

Equity shareholders’ funds increased by £720m primarily reflecting profit retentions of £1,024m, net proceeds of share issues of £87m and the gain on the disposal of the Group’s Caribbean business of £206m (see page 55) offset by share repurchases of £546m and unfavourable exchange rate movements of £61m.

Loan capital rose by £1,550m, reflecting raisings of £2,173m. This was offset by redemptions of £376m, amortisation of issue expenses of £1m and favourable exchange rate movements of £246m.

Capital ratios

     Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

	2002	2001
		restated

	£m	£m
Weighted risk assets:
Banking book
on-balance sheet	128,691	120,113
off-balance sheet	21,999	20,368
Associated undertakings and joint ventures	3,065	499

Total banking book	153,755	140,980

Trading book Market risks	7,988	7,801
Counterparty and settlement risks	11,005	10,092

Total trading book	18,993	17,893

Total weighted risk assets	172,748	158,873

Capital resources:
Tier 1
Called up share capital	1,641	1,668
Eligible reserves	13,409	12,775
Minority interests — equity	522	203
Reserve capital instruments*	1,771	1,867
Tier one notes*	1,019	—
Less: goodwill	(4,158)	(4,108)

Total qualifying tier 1 capital	14,204	12,405

Tier 2
Revaluation reserves	25	31
General provisions	737	745
Qualifying subordinated liabilities**
Undated loan capital	3,854	3,147
Dated loan capital	4,573	4,466
Other***	2	8

Total qualifying tier 2 capital	9,191	8,397

Tier 3: short term subordinated liabilities**	203	392

Less: Supervisory deductions
Investments not consolidated for Supervisory purposes****	(1,288)	(1,233)
Other deductions	(119)	(62)

Total deductions	(1,407)	(1,295)

Total net capital resources	22,191	19,899

	%	%
Tier 1 ratio	8.2	7.8
Risk asset ratio	12.8	12.5

*	Reserve capital instruments and tier one notes are included in undated loan capital in the consolidated balance sheet.

**	Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

***	Comprises reserve capital instruments £Nil (2001: £5m) and revaluation reserves attributable to minorities £2m (2001: £3m).

****	Includes £867m (2001: £884m) of shareholders’ interest in the life fund.

Capital ratios have increased as a result of a £2.3bn (11%) growth in net capital resources which more than offset the impact of a £13.9bn (9%) growth in weighted risk assets. The net impact on the risk asset ratio was an increase of 0.3% and on the tier 1 ratio an increase of 0.4%.

Within tier 1 capital, equity shareholders’ funds increased by £0.6bn (see ‘Capital resources’ above) and the issues of tier one notes (TONs) added a further £1bn. In addition, equity minority interests increased by £0.3bn, mainly reflecting the inclusion of capital attributable to other shareholdings in FirstCaribbean which is fully consolidated for supervisory purposes. These gains are partly offset by exchange losses on reserve capital instruments and additional goodwill in FirstCaribbean.

Loan capital increased by £0.6bn (see ‘Capital Resources’ above). Within this, capital eligible for inclusion in tier 2 increased by £0.8bn and £0.2bn of tier 3 capital was repaid.

The increase in supervisory deductions relates mainly to equity in other banks that is held by FirstCaribbean.

Total assets

The Group’s balance sheet grew by 13% (£46bn) to £403bn. Weighted risk assets rose by 9% to £173bn.

Within Personal Financial Services, total assets grew by 12% to £72bn. Weighted risk assets increased by 14% to £41bn primarily as a result of strong growth in UK mortgage balances, up 13% to £58.7bn (31st December 2001: £51.9bn), and good growth in other secured and unsecured lending.

Barclays Private Clients total assets of £14bn were at a similar level to 2001, with the increase in assets resulting from the growth of Openplan in Spain being offset by the effect of the Caribbean transaction. Weighted risk assets increased by £2.5bn reflecting the growth in Openplan assets and the inclusion of 100% of the weighted risk assets of the Caribbean associate, FirstCaribbean International Bank (see Capital Ratios above), which combined the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce.

Within Barclaycard, total assets increased by £1.3bn in the year to £10.7bn. Weighted risk assets increased by 12% to £10.6bn. The increase reflected higher extended credit balances and the inclusion of the Providian UK business.

Within Business Banking, total assets grew by 7% to £47bn. Weighted risk assets increased by 9% during the same period. Growth was predominantly in lending to larger business customers.

Barclays Capital total assets increased by 17% (£35bn) to £236bn during 2002 due to increases in reverse repo balances and government securities. Reverse repo balances, which are fully collateralised, increased £22bn, driven by growth in money markets and prime brokerage. There were also increases in government debt securities within the fixed income business of £9bn. Total weighted risk assets increased by only 3% to £53bn (2001: £52bn), reflecting the higher quality and therefore lower risk weightings associated with reverse repos and government backed securities.

Personal Financial Services

Personal Financial Services provides a wide range of products and services to 14 million personal customers throughout the United Kingdom, including current accounts, savings, mortgages, consumer loans, general insurance and the provision of independent financial advice. These are available to all customers through integrated channels comprising the branch network, telephone banking and online banking.

On 1st January 2002, the Woolwich operations became part of Personal Financial Services in line with integration plans, providing a platform for transformation within the enlarged retail business. Separate brands have been retained to maintain distinctive customer propositions. In April 2002, Openplan was launched fully in the Barclays network.

Personal Financial Services works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking to provide better customer servicing and to develop cross-selling opportunities.

	2002	2001*

	£m	£m
Net interest income	1,892	1,954
Net fees and commissions	794	806
Other operating income	282	192

Operating income	2,968	2,952
Operating costs	(1,606)	(1,624)

	2002	2001*

	£m	£m
Provisions for bad and doubtful debts	334	(382)
(Loss)/profit from joint ventures and associated undertakings	(1)	3

Operating profit	1,027	949
Restructuring costs	(39)	(37)
Integration costs	(70)	(76)
Fair value adjustments	(51)	(33)

Profit before tax and exceptional items	867	803

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Personal Financial Services operating profit increased 8% (£78m) to £1,027m (2001: £949m).

There was a strong focus on managing the risk profile of the business and tight control of costs. There was also significant progress in the change programme that involved major restructuring, investment in infrastructure and improvements to the customer offering. Integration synergies were realised ahead of plan, providing support to this investment and helping the business absorb the impact of a lower interest rate environment.

Operating income was up 1% at £2,968m (2001: £2,952m).

Net interest income decreased by 3% (£62m) to £1,892m (2001: £1,954m). Margin pressures, particularly within mortgages, have been actively managed with increased balances mitigating some of the compression. Growth of Openplan, a proposition in which customer retention and product penetration are high, also resulted in some self induced margin pressure.

Total UK mortgage balances increased 13%, in line with market growth, to £58.7bn (2001: £51.9bn). Similarly, Openplan from Barclays attracted a total of £2.9bn of mortgage balances, of which over 80% were new to Barclays. Net new lending of £6.9bn (2001: £4.3bn) represented an increase of 60% and a market share of 8.7% (2001: 7.8%). Significant volume growth was achieved in the first half of the year. Growth slowed in the second half reflecting a tightening of risk policies in uncertain economic conditions and as a response to more aggressive pricing evident in the market. The sharp increase in volume, primarily generated through the Barclays branches and intermediary channels, resulted in a short term drag on profit of £53m caused mainly by incentives combined with additional mortgage origination and servicing costs. Despite slower growth in the second half of the year, pipeline mortgage balances at the 31st December 2002 stood at £3.1bn (31st December 2001: £3.5bn).

Average retail savings balances increased 7% to £28.8bn (2001: £27.0bn). Barclays branded savings balances increased 22%, a leading market position in new business generation. Openplan from Barclays attracted a total of £10.3bn of savings balances of which 44% were new to Barclays.

Average retail consumer lending balances increased 8% to £6.4bn (2001: £5.9bn). The volume of lending continued to be managed actively and resulted in growth lower than the market. Ongoing improvements in risk management and lending quality has improved net revenues. Consumer lending margins have increased on the core portfolio during the year.

Net fees and commissions decreased 1% (£12m) to £794m (2001: £806m). In difficult market conditions, income from independent financial advice was £15m lower.

The number of current accounts increased 4% to 10.5 million (2001: 10.1 million), with Additions and Platinum accounts rising 27% to 1.75 million (2001: 1.38 million). Higher fees have been generated through these value added current accounts.

Other operating income increased 47% (£90m) to £282m (2001: £192m). The contribution from payment protection income increased strongly (18%) to £171m (2001: £145m) reflecting consumer lending activities. An increase of £59m resulted from a revision of the estimated amounts expected to be repaid on banking liabilities in the light of experience since the Woolwich acquisition in 2000 and to align Woolwich with Barclays practice.

Operating costs were down 1% (£18m), to £1,606m (2001: £1,624m), despite significant continued investment in infrastructure and the higher costs associated with increased business volumes. Improved productivity and the implementation of a new organisation design underpinning the business transformation resulted in a reduction in non-customer facing staff of 1,100. The cost income ratio improved to 54% (2001: 55%).

Provisions decreased by 13% (£48m) to £334m (2001: £382m) despite growth in lending balances. This primarily reflected the implementation of specific initiatives to improve the overall risk profile of our lending portfolio, particularly in relation to consumer loans and current accounts. Credit quality remained strong with a reduction in potential problem loans. Coverage ratios improved during the second half of the year for both the secured and unsecured portfolios, despite the reduction in provisions.

Latest loan to value ratios within the mortgage book averaged 45%. Buy to let balances represented less than 5% of the total mortgage book and the latest loan to value ratios for these loans averaged 57%. Lending criteria for buy to let mortgages were tightened in the second half of the year.

The Openplan proposition continued to be highly successful in attracting new customers and retaining existing customers. Fully launched in April 2002, Openplan from Barclays attracted 778,000 customers across the UK (2001: 10,000). Product penetration was 4.3, well above the average of 2.5 outside Openplan. Openplan from The Woolwich customer numbers rose to 1,206,000 (2001: 960,000) and product penetration increased to 3.25 (2001: 3.08). There is evidence that Openplan facilitates the development of a deeper and more enduring customer relationship through higher product penetration and lower attrition rates.

Barclays Private Clients

Barclays Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing banking and asset management services.

There has been continued progress in the development of an integrated business model during 2002. The focus remained on improving operational efficiency, on the provision of a distinctive customer service and a diverse banking and investment product capability.

Barclays Private Clients works closely with other Group businesses, particularly Personal Financial Services and in areas such as offshore banking and UK mass affluent customers.

	2002	2001*

	£m	£m
Net interest income	766	829
Net fees and commissions	594	567
Income from long term assurance business	(51)	127
Other operating income	14	24

Operating income	1,323	1,547
Operating costs	(944)	(915)
Provisions for bad and doubtful debts	(37)	(36)
Loss from Joint Ventures and Associated Undertakings	(9)	—

Operating profit	333	596
Restructuring costs	(44)	(34)
Integration costs	(8)	(9)

Profit before tax and exceptional items	281	553

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Barclays Private Clients operating profit fell 44% (£263m) to £333m (2001: £596m), with a large part of the decrease attributable to the impact of falling equity markets affecting the income of the closed long term assurance funds.

On 11th October 2002, the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce were combined to form FirstCaribbean International Bank Ltd, generating a one off economic profit of £206m. The gain is recognised in the statement of total recognised gains and losses and in the economic profit for the year of Barclays Private Clients. From 11th October 2002, the interest in FirstCaribbean was accounted for as an associated undertaking.

Excluding the impact of the closed long term assurance funds and adjusting for the change to the Caribbean business the operating profit decline was 10%.

Operating income decreased 14% (£224m) to £1,323m (2001: £1,547m) mainly reflecting the impact of the fall in income from the closed long term assurance funds. Income was resilient in a difficult market environment. Excluding the impact of the closed long term assurance funds, the Caribbean and the change in the presentation of costs associated with the regulated sales force described below, income decreased 3%. Income from long term assurance business was also impacted by the cost of customer redress for endowment policies.

Net interest income decreased 8% (£63m), to £766m (2001: £829m). The increased income generated from higher average customer deposits, up 2%, and average loans, up 3%, was offset by margin compression and the effects of lower interest rates.

Net fees and commissions increased 5% (£27m), to £594m (2001: £567m). On a comparative basis, this included £72m (2001: £31m) of commission income associated with the regulated sales force and previously offset against costs and borne within the life assurance fund. Excluding this and the Caribbean income, net fees and commissions decreased by 2% reflecting the impact of market conditions on the appetite for investment products. Average daily deal volumes in UK retail stockbroking were slightly down on 2001, at 6,300 (2001: 6,400). The stockbroking business continued to maintain its leading UK position with a 12% (2001: 11%) market share of retail stockbroking, as measured by retail client orders.

Operating costs were up 3% (£29m), to £944m (2001: £915m). Costs were tightly managed and were lower than 2001 when excluding the £72m (2001: £31m) of costs attributable to the change in treatment of the regulated sales force as detailed above. Headcount was tightly managed with a net reduction of 600 in the year, excluding the impact of the Caribbean transaction. Strategic investment spend at £87m, almost 10% of operating costs, was maintained at a level similar to 2001, despite the challenging market environment.

Total customer funds, comprising customer deposits and assets under management (including assets now managed by Legal & General under the strategic alliance), fell by £8bn to £85bn (31st December 2001: £93bn). This included a reduction of £4bn as a result of the Caribbean transaction and the sale of the US based Americas private banking business to the Royal Bank of Canada in June 2002.

Despite the volatile markets, 2002 witnessed a net increase in customer numbers of 1% and higher volumes of business with existing customers. In the UK, regulated product sales volumes increased 43%. Openplan was launched for UK affluent customers, building on the successful launch in Spain in September 2001. In the UK, 95,000 affluent customers joined Openplan, which attracted £3.7bn of savings and £1.6bn of mortgage balances. In Spain, 36,000 new customers were attracted to the bank in 2002 with 40% of the new customer flow choosing Openplan. In Spain, our market share of net new mortgage business increased to 5.0% in 2002 from 0.5% at the point of launch of Openplan in September 2001.

Sales of Legal & General life and pension products were maintained at levels broadly similar to 2001, but sales of funds and bonds were impacted by poor market sentiment for investment products. With the success of the Legal & General strategic alliance in the UK, similar arrangements in France with Axa and Fidelity were established during 2002.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, it is active in Germany, Spain, Greece, France and Italy. It also operates in Africa. Barclaycard offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

Barclaycard acquired the credit card business of Providian UK in April 2002. The acquisition was consistent with Barclaycard’s strategy of defending and growing its core UK credit card business.

In September 2002, Barclaycard launched a new loyalty rewards programme called Nectar in conjunction with Sainsburys, Debenhams and BP. Nectar is now the biggest loyalty scheme in the UK with over 11 million active collectors.

During the year, Barclaycard worked with Banca Woolwich to launch a full range of credit cards in Italy, one of Europe’s largest credit card markets.

	2002	2001*

	£m	£m
Net interest income	886	807
Net fees and commissions	696	579

Operating income	1,582	1,386
Operating costs	(552)	(489)
Provisions for bad and doubtful debts	(402)	(374)
Loss from joint ventures	—	(3)

Operating profit	628	520
Restructuring costs	(12)	(13)
Integration costs	(1)	(3)

Profit before tax and exceptional items	615	504

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Barclaycard’s operating profit increased 21% (£108m) to £628m (2001: £520m).

Operating income increased 14%. Excluding the impact of the acquisition of Providian UK, the increase was 10%.

Net interest income increased 10% (£79m) to £886m (2001: £807m). This was mainly due to good growth in average UK extended credit balances, up 9% to £6.5bn (2001: £6.0bn), and to continued cardholder rate management coupled with falling interest rates. Period end extended credit balances were 19%, or £1.1bn, higher (at £7.1bn) than at 31st December 2001, of which Providian UK contributed £434m. Recruitment of UK customers reached a record 1,218,000 (2001: 763,000) in the period, up 60%, driven by the continued application of Information Based Customer Management (IBCM) capabilities. Despite strong competition in the market throughout 2002, Barclaycard increased its market share of new cards issued.

Net fees and commissions increased 20% (£117m) to £696m (2001: £579m), principally as a result of replacing UK annual fees with fees based on account activity.

Operating costs increased 13% (£63m) to £552m (2001: £489m). Excluding Providian UK, costs grew 6%. The cost income ratio was maintained at 35% (2001: 35%).

Provisions, which increased 7% (£28m) to £402m (2001: £374m), rose in line with the growth in average extended credit balances and broadly tracked Risk Tendency. The provisions impact of strong customer recruitment was mitigated by a number of new risk management initiatives primarily focused on collections.

Barclaycard International businesses recorded an operating loss of £13m (2001: loss £20m). Operating profits were recorded for the last four months of 2002, delivering profitability ahead of schedule. Income increased 30% and average extended credit balances rose by 29%.

Business Banking

     Business Banking provides relationship banking to the Group’s small, medium and large business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering information and support. Customers are also offered access to business centres in continental Europe and the United States and to the product suite and expertise of other businesses of the Group including Barclays Capital.

     The Value Aligned Performance Measurement (VAPM) system provides the sales teams with customer level risk adjusted profitability data. This enables business targets and rewards to be aligned with the creation of shareholder value. Improving operational efficiency is also an important point of focus in Business Banking.

	2002	2001*

	£m	£m
Net interest income	1,620	1,553
Net fees and commissions	864	833
Other operating income	24	(4)

Operating income	2,508	2,382
Operating costs	(1,018)	(1,061)
Provisions for bad and doubtful debts	(226)	(210)
Loss from joint ventures and associated undertakings	(2)	(11)

Operating profit	1,262	1,100
Restructuring costs	(42)	(49)
Integration costs	(1)	(1)

Profit before tax and exceptional items	1,219	1,050

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Business Banking operating profit increased 15% (£162m) to £1,262m (2001: £1,100m), reflecting improved income growth and tight cost management.

Net interest income increased 4% (£67m) to £1,620m (2001: £1,553m) partly as a result of increased volumes. Average lending balances increased 4% to £42.6bn and average deposit balances increased 3% to £43.9bn. Lending margins continued to ease modestly, but stabilised in the second half of the year. Deposit margins improved, reflecting good growth in higher margin products combined with changes in the product mix.

Lending growth was concentrated towards large business customers. The strategy for the large business sector is to take advantage of profitable market opportunities and to increase industry focus and expertise within the relationship management teams. Lending volumes to medium business customers showed encouraging signs of growth in the second half of the year, whilst lending to the small business sector continued to be affected by weak economic conditions. The Sales Financing product range remained a high growth area with turnover volume up 57%. The overall lending portfolio remained well diversified by industrial classification.

Net fees and commissions increased 4% (£31m) to £864m (2001: £833m). Lending related fees increased strongly and included an increased contribution from leveraged finance. Money transmission income fell as a result of price competition and a reduction in average fee levels due to the migration to more efficient, lower cost, electronic payment mechanisms. Foreign exchange related income was flat despite a reduction in volumes.

Other operating income mainly represented income from a restructuring of the leasing portfolio.

Operating costs fell 4% (£43m) to £1,018m (2001: £1,061m), reflecting continued management focus on operational cost efficiency. Business as usual costs fell by 1% as a result of a reduction in headcount but also reflected the impact of the discontinuation of the BarclaysB2B customer proposition in the first half of 2002. The cost income ratio improved to 41% (2001: 45%).

Provisions increased 8% (£16m) to £226m (2001: £210m), broadly in line with expectations. Conditions in a number of industries were weaker, although the composition of the lending stock and flow by risk grade for end 2002 against end 2001 remained steady. Provisions remained below Risk Tendency.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

In November 2002, Barclays acquired the business of BNPI Mauritius.

During the year, significant restructuring initiatives were undertaken to reposition the businesses in the light of challenges posed by the deteriorating economic situation in certain African countries.

	2002	2001*

	£m	£m
Net interest income	160	176
Net fees and commissions	114	130
Other operating income	1	6

Operating income	275	312
Operating costs	(143)	(157)
Provisions for bad and doubtful debts	(27)	(25)

Operating profit	105	130
Restructuring costs	(16)	(7)

Profit before tax and exceptional items	89	123

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Operating profit decreased 19% (£25m) to £105m (2001: £130m). This decrease was mainly attributable to the situation in Zimbabwe, where there was a decline in operating profit of £14m. All businesses remained profitable in local currencies.

Net interest income fell 9% (£16m) to £160m (2001: £176m) primarily attributable to the effects of Zimbabwe. Excluding Zimbabwe, net interest income increased 2% (£3m) to £151m (2001: £148m) reflecting growth in customer balances, with lending up 29% to £1.5bn and deposits rising 25% to £2.5bn. Net interest margins fell due to the impact of lower interest rates, particularly affecting deposit margins.

Net fees and commissions decreased 12% (£16m) to £114m (2001: £130m), mainly due to Zimbabwe.

Operating costs declined 9% (£14m) to £143m (2001: £157m) largely as a result of the impact of Zimbabwe. The cost income ratio increased marginally to 52% (2001: 50%) with tight control of costs offsetting increased strategic investment spend.

Provisions increased by 8% (£2m) to £27m (2001: £25m).

Barclays Capital

Barclays Capital conducts the Group’s investment banking business. As the Group’s principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates, which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and, Credit, which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

Barclays Capital works increasingly with other Group businesses, including Business Banking and Barclays Global Investors, to provide a more integrated customer service and to develop business opportunities across the Group.

During 2002, Barclays Capital maintained its lead position in the European syndicated loan market and in Sterling bonds. Barclays Capital improved its market share in both international bonds and syndicated loans amid lower volumes in both these markets compared to 2001.

	2002	2001*

	£m	£m
Net interest income	889	639
Dealing profits	827	1,006
Net fees and commissions	463	389
Other operating income	60	53

Operating income	2,239	2,087
Operating costs	(1,312)	(1,322)
Provisions for bad and doubtful debts	(334)	(103)

Operating profit	593	662
Restructuring costs	(12)	(7)

Profit before tax and exceptional items	581	655

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Operating profit fell 10% to £593m (2001: £662m), due to increased provisions as the difficult economic conditions affected specific sectors. Operating income grew 7% to £2,239m (2001: £2,087m). This reflects the underlying strength of the Barclays Capital business model and continued progress in building the client franchise. Weighted risk assets grew only 3% to £53bn (2001: £52bn). The average daily value at risk (DVaR) remained relatively low at £23m (2001: £19m).

Secondary income, comprising net interest income and dealing profits, primarily arise from market activities including client risk management and financing solutions. The increase to £1,716m (2001: £1,645m) reflected strong growth in net interest income to £889m (2001: £639m), in particular from money markets and structured capital markets. Dealing profits fell to £827m (2001: £1,006m). The fall resulted from poor conditions in the credit and equity markets partially offset by strong gains in fixed income and commodities.

Primary income, net fees and commissions, increased to £463m (2001: £389m). This growth was driven by the Credit business with strong performances from primary bonds and structured capital markets. This reflected both increasing market share and the depth and quality of client relationships. Net fees and commissions included £87m (2001: £61m) of internal fees for structured capital market activities arranged by Barclays Capital.

Operating costs fell 1% to £1,312m (2001: £1,322m). There was continued strategic investment in product, client coverage and distribution capabilities, offset by focused cost reduction in other areas. Revenue related costs fell in line with performance. Staff costs were maintained at 53% (2001: 53%) of operating income less provisions. Headcount remained flat at 5,500.

Provisions increased to £334m (2001: £103m). The increase reflected continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors. In the second half, provisions largely arose from the further deterioration of existing non performing loans.

Barclays Global Investors

Barclays Global Investors is a leading global provider of investment management products and services, offering structured investment strategies including indexing, asset allocation, and risk-controlled active strategies. The investment philosophy focuses on managing all dimensions of performance: return, risk and cost. Asset management is complemented by a range of related financial services including cash management, securities lending and transition management.

	2002	2001*

	£m	£m
Net interest income	12	5
Net fees and commissions	538	518

Operating income	550	523
Operating costs	(439)	(444)
Loss from joint ventures	(1)	(1)

Operating profit before tax and exceptional items	110	78

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

Barclays Global Investors operating profit increased 41% (£32m) to £110m (2001: £78m) reflecting strong asset gathering, a greater proportion of higher margin active funds business, good investment performance across a range of products and ongoing cost management.

Fees and commissions increased by 4% (£20m) to £538m (2001: £518m) despite significantly lower stock market levels. Within an increasingly diverse set of business lines, this increase reflected the continued expansion in the advanced active business and growth of Global iShares (Exchange Traded Funds). These more than offset the impact of the decline in the stock market levels and lower securities lending fee spreads (which were the result of a more stable interest rate environment) and the impact of exchange rate translation movements.

New business from strong asset gathering coupled with a shift in asset mix towards higher margin active products drove growth in management fees. Performance fees benefited from strong advanced active product investment performance and new assets within incentive contracts. A change in the timing of the recognition of management fees has contributed £11m to the growth in fees. 58% of management fees are derived from active asset management.

Operating costs of £439m were down 1% relative to 2001. Increased performance related pay was offset by improved efficiency and the impact of exchange rate translation movements. The cost income ratio improved to 80% (2001: 85%).

Total assets under management decreased 13% (£68bn) to £462bn (2001: £530bn). This was the net result of an increase of £56bn attributable to new assets being more than offset by £52bn due to exchange rate translation movements and £72bn attributable to adverse market movements. Assets under management comprised £338bn (73%) of indexed assets, £41bn (9%) of managed cash assets and £83bn (18%) of active assets.

Growth in Global iShares (Exchange Traded Funds) continued to be strong. Global iShares assets grew to £22bn, up 47% (2001: £15bn). The launch of the first Fixed Income iShares in the US in the third quarter of the year demonstrated the ongoing commitment to market leading innovation.

Other operations

Property costs include Barclays Group Property Services, which is responsible for the management of the Group’s operational premises, property related services and the central administration of certain operational properties.

Central services includes certain activities which support the operating business and provide central information technology services.

South American Corporate Banking comprises non-core relationships which are now being managed separately with the objective of maximising the recovery from the assets concerned.

Within Management of Group capital there are certain central items including residual balances arising from centrally managed transition businesses.

The Group maintains hedges with respect to its capital and its current account balances, which are designed both to reduce the impact of short-term interest rate fluctuations on profits and to increase profitability over the interest rate cycle. The hedges increase profitability when average short-term interest rates are lower than average medium-term interest rates and depress profitability when average short-term interest rates are higher than average medium-term interest rates. Earnings on centrally held Group capital are allocated to business groups on the basis of economic capital.

	2002	2001*

	£m	£m
Property costs	12	14
Central services	(17)	(10)
South American Corporate Banking	(127)	(18)
Management of Group capital	(37)	5

Operating loss	(169)	(9)
Restructuring costs	(10)	(19)

Loss before tax and exceptional items	(179)	(28)

*	Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 55 and 56.

The loss in South American Corporate Banking for the full year 2002 of £127m (2001: £18m) reflected provisions relating to various Latin American exposures primarily in Argentina.

The Management of Group capital includes the internal fees charged by Barclays Capital for structured capital markets activities. In 2002, these fees amounted to £87m (2001: £61m).

Head office functions

Head office functions comprise all the Group’s central costs, including Group Executive, Group Finance, Corporate Communications, Human Resources, Group Strategy and Planning, Internal Audit, Marketing, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

	2002	2001

	£m	£m
Operating cost	(109)	(75)
Restructuring costs	(12)	(5)

Total	(121)	(80)

The increase in operating costs of £34m primarily reflects increased expenditure relating to marketing and central systems costs.

Restructuring charge

	2002	2001

	£m	£m
Staff costs	124	114
Administrative expenses — other	63	57

	187	171

The total restructuring charge is £187m, with the main elements relating to Business Banking (£42m), Barclays Private Clients (£44m), Personal Financial Services (£39m), Barclays Africa (£16m) and Barclaycard (£12m).

Accrued provisions at 31st December 2002 for restructuring and closure costs amounted to £117m (31st December 2001: £130m). Expenditure of £85m was incurred during the year against provisions raised as at 31st December 2001 and £122m in respect of the 2002 programme.

Woolwich integration costs

	2002	2001

	£m	£m
Staff costs	2	24
Administration expenses — other	78	65

	80	89

Total integration costs in respect of the acquisition of Woolwich plc are expected to be around £200m by the end of 2003.

Woolwich fair value adjustments

Woolwich plc fair value adjustments were calculated at the time of the acquisition as the difference between the fair value and book value of the assets and liabilities acquired. These are amortised in the profit and loss account based on the expected life of the asset or liability concerned. It is expected that these will be substantially amortised by the end of 2005.

Woolwich integration synergies

	2002	2001

	£m	£m
Synergies achieved in the year ended 31st December 2002 were as follows:
Gross revenue synergies	131	49
Attributable operating costs	(59)	(22)

Net revenue synergies	72	27
Cost savings	104	41
Avoided costs*	55	43

Total pre-tax effect	231	111

*	Avoided costs are primarily strategic investment costs which are not required due to the acquisition and integration of Woolwich plc.

Pre-tax cost and revenue synergies totalling £231m were achieved (2001: £111m). The majority of the synergies were realised in Personal Financial Services (£195m which includes £53m of avoided costs) and Barclays Private Clients (£31m).

These synergies do not include additional gains, totalling £72m, which were of a one-off nature during 2002 (2001: £53m).

In addition, the Group achieved tax-related savings totalling £9m (2001: £32m).

The Group expects to realise pre-tax synergies of at least £400m per annum from 2004 onward. This is represented by pre-tax annual cost savings of £150m per annum and pre-tax revenue synergies, net of attributable costs, of £250m.

Economic Capital

Barclays assesses capital adequacy by measuring risk using internal risk assessment methodologies. The Group assigns economic capital primarily within six risk categories. The categories are summarised below:

Credit Risk - Using statistical techniques, estimates are made of potential unexpected losses for each segment of the portfolio, relative to the expected level of losses. This unexpected loss level is used to estimate the amount of credit risk economic capital required.

Within wholesale and retail businesses, capital allocation is differentiated by segment and customer grade. Off-balance sheet exposures are converted to loan equivalent amounts based on their probability of being drawn, before applying capital factors.

Market Risk - Economic capital is primarily estimated using Daily Value at Risk (DVaR) measurements. Where risks are not measured using DVaR, economic capital is estimated based on stress test analysis.

Business and Operational Risk - A combined economic capital allocation for operational risk and business risk is derived through an equation including variables such as cost base, historic profit volatility and comparable external benchmarks.

Insurance Risk - Economic capital is estimated through benchmark analysis.

Fixed Assets - Economic capital is estimated through benchmark analysis.

Private Equity - Economic capital is allocated using an equation based on the amount of equity investment and comparable benchmark capitalisation.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group.

The total economic capital required by Barclays, as determined by its internal risk assessment models and after considering the Group’s estimated diversification benefits, is compared with available common shareholders’ funds to evaluate overall capital utilisation. The Group’s practice is to maintain an appropriate level of excess capital held at Group centre, which is not allocated to business units.

In light of the Basel II proposals, the Group is currently engaged in a project to review and enhance the economic capital allocation methodologies.

Average economic capital by business is set out below:

	Average economic capital

	2002	2001
		restated

	£m	£m
Personal Financial Services	2,100	2,200
Barclays Private Clients	850	800
Barclaycard	1,500	1,000
Business Banking	2,750	2,500
Barclays Africa	200	200
Barclays Capital	2,050	1,800
Barclays Global Investors	200	100
Other operations*	550	600

Average economic capital	10,200	9,200
Goodwill	4,700	4,600
Capital held at Group centre**	900	700

Total average shareholders’ funds	15,800	14,500

*	Includes South American Corporate Banking.

**	The capital held at Group centre represents the variance between average economic capital by business and average shareholders’ funds.

Barclaycard economic capital allocation has increased by £500m to £1,500m due to continued improvements in methodologies for credit risk quantification, the acquisition of the Providian UK portfolio and growth in Risk Tendency.

Barclays Global Investors economic capital allocation has increased by £100m to £200m due to enhancements in operational risk allocation methodology.

Barclays Capital average economic capital has increased by £250m due to continued credit migration during 2002 within the international wholesale market and the associated increase in the second half of 2001 being reflected in the full year average for 2002.

Business Banking average economic capital has increased by £250m primarily due to the increase in the second half of 2001 being reflected in the full year average for 2002 and also reflecting the increase in Risk Tendency during 2002.

Risk Tendency

As part of its credit risk measurement system, the Group uses a model based methodology to assess the quality of credit across different customer categories. The approach is termed Risk

Tendency and applies to all credit exposures in both wholesale and retail sectors, and it provides a statistical estimate of the average losses looking one year ahead based on the current performing loan portfolio. It estimates the average in the range of possible losses from the current performing loan portfolio and as such the actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

Risk Tendency reflects the results of a set of model based calculations, the models having been created using historical data. The models are designed to estimate the loss for the current performing loan portfolio, given the current composition and current risk characteristics of the portfolio. Significant variation around this value can occur, due to changes in the economic environment, the credit cycle or in the business conditions in specific sectors or countries that occur during the year. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant impact on the outcome. However, for retail portfolios consisting of a very large number of small exposures, the variation from Risk Tendency is usually much smaller.

In addition to enhancing the understanding of the average credit quality of the portfolio, Risk Tendency is one of the measures used by the Group to inform a wider range of decisions, for example pricing, provisioning and portfolio management. The models assess the probability of customer default, the probable customer exposure at the time of default and the probable level of loss if default occurs. A consistent approach is used across the organisation. Decision support model outputs are a way of assessing what might happen in the future based on past experience. An increase in the size of the portfolio and/or a decrease in the credit quality will be highlighted to management by an increase in Risk Tendency.

A number of different models are used in the Risk Tendency calculation reflecting the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

Since Risk Tendency is a point in time calculation looking one-year ahead, it does not make any allowance for growth or change in the composition of the loan book after the reporting date nor take account of write-backs and recoveries from specific provisions taken in previous years. In contrast, the provisions process is dynamic where provisions are assessed and allocated throughout the year.

Risk Tendency is used when allocating general provisions for the existing portfolio of fully performing credits as at the calculation date. Excluded from this portfolio is the subset of credit exposures relating to non-performing loans against which specific provisions are held.

Based upon the composition of the current performing loan portfolio as at 31st December 2002, Risk Tendency is £1,375m (30th June 2002: £1,300m, 31st December 2001: £1,245m).

The increase in Risk Tendency over the year is primarily in Barclays Capital (total increase £65m), a reflection of the grade migration of a limited number of larger corporate clients, principally in the US, partially offset by some managed exposure reduction in the loan book; and a £35m increase in Barclaycard (total increase £55m) attributable to the acquisition of the Providian UK credit card business. Risk Tendency in Personal Financial Services has fallen by £10m to £370m during 2002 as a result of actions taken to improve the asset quality within the book and an improved collection process.

	31.12.02	30.06.02	31.12.01	31.12.00

	£m	£m	£m	£m
Personal Financial Services	370	370	380	335
Barclays Private Clients	45	50	45	45
Barclaycard	435	415	380	300
Business Banking	280	260	260	215
Barclays Africa	30	30	30	20
Barclays Capital	210	170	145	115
South American Corporate Banking	5	5	5	—

	1,375	1,300	1,245	1,030

ADDITIONAL INFORMATION

Group structure changes from 2001

The figures in the business group analyses have been restated to take account of the following changes relative to 2001.

The various constituents of the Woolwich business group have been transferred into other Barclays business groups. Woolwich Plan Managers and Unit Trusts have been transferred into Barclays Global Investors, Woolwich Guernsey and Woolwich Life to Barclays Private Clients and the Woolwich credit card business to Barclaycard. The remainder of the Woolwich business is reported within Personal Financial Services.

Following a Group review of its South American Corporate Banking activities, a number of non-strategic relationships have been identified within Barclays Capital and Business Banking which did not fit their strategic business models. As a result, a significant number of non-performing lendings, that are not expected to be of long term interest to the Group and which are being managed separately with the objective of maximising the recovery from the assets concerned, are now reported within Other operations.

Acquisitions and disposals

In April 2002, Barclaycard acquired the Providian UK credit card business at a cost of £446m.

In October 2002, Barclays and Canadian Imperial Bank of Commerce (“CIBC”) completed the combination of their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank (“FirstCaribbean”). Barclays interest in the new entity is being accounted for as an associated undertaking. The transaction resulted in an economic profit for Barclays of £206m (recognised in the statement of total recognised gains and losses) consequent on the disposal of a share of its Caribbean operations. The acquisition of a share of CIBC West Indies Holding Limited has generated goodwill in Barclays of £131m.

The acquisition of BNPI Mauritius was completed in November 2002.

Details of disposals which impact the profit and loss account are set out under exceptional items on page 30.

Accounting policies

A change in accounting policy has arisen from the adoption in 2002 of Financial Reporting Standard 19 ‘Deferred tax’ (FRS 19). Previously, deferred tax was only provided on timing differences where it was considered probable that a liability to tax will crystallise. Following FRS 19, deferred tax is now provided in full in respect of timing differences that have originated but not reversed at the balance sheet date.

The change in policy has resulted in a prior year adjustment, and the profit and loss accounts and balance sheets for the previous financial years have been restated. This has resulted in a net credit to shareholders’ funds of £14m as at 1st January 2002 comprising the cumulative impact of prior year reductions in deferred tax recognised in the profit and loss account and balance sheet. Comparative figures have been restated with the effect that profit after tax for the year to 31st December 2001 has increased by £14m.

A further change in accounting policy has been made as a result of the Group adopting the recent guidance of the Association of British Insurers on the calculation of income from the long term assurance business. This guidance recommends companies calculating income from the long term assurance business to use actual (i.e. unsmoothed) fund values, rather than smoothing the impact of changes in these values over time.

This change in policy has resulted in a net reduction in shareholders’ funds of £37m as at 1st January 2002, comprising the cumulative impact of the prior year reductions in shareholders’

interests in the closed life assurance funds. Profit before tax for the year to 31st December 2001 has been reduced by £45m.

The Group is currently considering the implications of the recent decision by the ASB to extend the transitional provisions of Financial Reporting Standard 17 ‘Retirement Benefits’ until 2005.

There have been no other significant changes to the accounting policies as described in the 2001 Annual report.

CHANGES IN ACCOUNTING PRESENTATION

Following the issue of UITF Abstract 33, ‘Obligations in capital instruments’, Reserve Capital Instruments (RCIs) are now treated as forming part of the undated loan capital of the Bank, rather than as Minority interests — non-equity. The coupon on the RCIs is now reported in Interest payable, rather than as Minority non-equity interests. Comparatives have been restated accordingly. Profit after tax for the year to 31st December 2001 has been reduced by £97m with no impact on retained profit. Liabilities have been increased and Minority interests have been reduced at 31st December 2001 by £1,872m.

The prior period presentation has, where appropriate, been restated to conform with current year classification.

SHARE CAPITAL

Following shareholder approval at the AGM on 25th April 2002, Barclays PLC divided each of its issued and unissued ordinary shares of £1 each into four ordinary shares of 25p each.

The Group manages both its debt and equity capital actively. The Group’s authority to buy back equity was renewed at the 2002 AGM to provide additional flexibility in the management of the Group’s capital resources. The Group expects to continue its buyback programme following the publication of these results. A resolution to renew the Group’s authority to buy back equity will be presented to shareholders at the 2003 AGM on 24th April 2003.

GROUP SHARE SCHEMES

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

OTHER INFORMATION

The Competition Commission published its report into the provision of banking services to small and medium sized enterprises (SMEs) on 14th March 2002. Barclays Bank PLC and certain other banks have given undertakings to the Secretary of State for Trade and Industry and the Chancellor of the Exchequer regarding the implementation of the transitional pricing remedy contained in the Report. As a result from the 1st January 2003 Barclays now offers each of its SME customers either interest on current accounts or free money transmission services or a choice between the two in accordance with the terms of such undertakings. Also, in October 2002, Barclays agreed certain behavioural remedies with the Secretary of State and the Chancellor and are taking the necessary measures forward.

RECENT DEVELOPMENTS

On 31st January 2003, Barclays PLC announced the acquisition of Charles Schwab Europe, an execution only retail stockbroker.

NOTES

1.	Loans and advances to banks

	2002	2001

	£m	£m
Banking business:
United Kingdom	11,510	7,116
Other European Union	2,154	2,278
United States	256	930
Rest of the World	1,531	1,924

	15,451	12,248
Less provisions	(82)	(52)

	15,369	12,196
Trading business	42,805	35,693

Total loans and advances to banks	58,174	47,889

Of the total loans and advances to banks, placings with banks were £48.1bn at 31st December 2002 (31st December 2001: £39.5bn). Placings with banks include reverse repos of £41.0bn (31st December 2001: £32.0bn). The majority of the placings have a residual maturity of less than one year.

2.	Loans and advances to customers

	2002	2001

	£m	£m
Banking business:
United Kingdom Financial institutions	6,158	5,616
Agriculture, forestry and fishing	1,747	1,626
Manufacturing	6,435	6,766
Construction	1,825	1,779
Property	5,695	5,600
Energy and water	1,290	1,153
Wholesale and retail distribution and leisure	7,858	7,571
Transport	2,366	1,894
Postal and communication	694	368
Business and other services	11,693	10,581
Home loans*	58,436	50,945
Other personal	21,357	19,678
Overseas customers	6,201	6,472
Finance lease receivables	4,145	4,205

Total United Kingdom	135,900	124,254

Overseas:
Other European Union	12,579	10,708
United States	6,138	6,614
Rest of the World	5,599	7,416

Total overseas offices	24,316	24,738

Banking loans and advances to customers	160,216	148,992
Less provisions	(2,916)	(2,664)
Less interest in suspense	(78)	(75)

	157,222	146,253
Trading business	45,176	34,240

Total loans and advances to customers	202,398	180,493

*	Excludes commercial property mortgages.

Of the total loans and advances to customers, reverse repos were £42.5bn (31st December 2001: £29.7bn).

The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent’s predominant business may be in a different industry.

The primary growth in the UK occurred in home loans where balances increased 15% to £58.4bn. The increase in Other personal loans is due in part to the acquisition of the credit card business of Providian UK.

£1.4bn of the reduction in the Rest of the World balance arose from the reorganisation of the Group’s Caribbean business (see Acquisitions and disposals on page 55).

3.	Provisions for bad and doubtful debts

	2002	2001

	£m	£m
Provisions at beginning of period	2,716	2,353
Acquisitions and disposals	(11)	46
Exchange and other adjustments	(77)	(1)
Amounts written off United Kingdom	(950)	(814)
Other European Union	(31)	(36)
United States	(215)	(94)
Rest of the World	(24)	(29)

	(1,220)	(973)

Recoveries (analysed below)	106	142

Sub-total	1,514	1,567

Provisions charged against profit:
New and increased specific provisions
United Kingdom	1,210	1,157
Other European Union	33	35
United States	404	173
Rest of the World	72	75

	1,719	1,440

Less: Releases of specific provisions
United Kingdom	(81)	(87)
Other European Union	(12)	(10)
United States	(10)	(10)
Rest of the World	(24)	(26)

	(127)	(133)

Less: Recoveries
United Kingdom	(88)	(106)
Other European Union	(7)	(5)
United States	(9)	(27)
Rest of the World	(2)	(4)

	(106)	(142)

Net specific provisions charge	1,486	1,165
General provision — release	(2)	(16)

Net credit risk charge to profit	1,484	1,149

Provisions at end of year	2,998	2,716

Total provision for bad and doubtful debts at end of period comprise
Specific
United Kingdom	1,790	1,605
Other European Union	84	89
United States	257	89
Rest of the World	130	188

Total specific provisions	2,261	1,971
General provisions	737	745

	2,998	2,716

The geographic analysis of provisions shown above is based on location of office recording the transaction. The US charge includes specific provisions raised against Argentinean exposures booked in the US.

The fall in the Rest of the World provisions is primarily a result of the creation of FirstCaribbean which is now reported as an associated undertaking.

4.	Other assets

	2002	2001
		restated

	£m	£m
Own shares	55	6
Balances arising from off-balance sheet financial instruments	13,454	13,730

	2002	2001
		restated

	£m	£m
Shareholders’ interest in long term assurance fund	867	884
London Metal Exchange warrants and other metals trading positions	829	1,236
Sundry debtors	1,634	2,330
Prepayments and accrued income	2,982	2,553

	19,821	20,739

Own shares represent Barclays PLC shares held in employee benefit trusts where the Group retains the risks and rewards related to those shares.

5.	Other liabilities

	2002	2001
		restated

	£m	£m
Obligations under finance leases payable	140	166
Balances arising from off-balance sheet financial instruments	11,538	11,091
Short positions in securities	39,940	26,200
Current tax	641	589
Cash receipts from securitisation	318	605
Sundry creditors	3,987	4,279
Accruals and deferred income	4,352	4,377
Provisions for liabilities and charges	947	1,178
Dividend	788	728

	62,651	49,213

Cash receipts from securitisation are in respect of the securitisation of a portfolio of investment debt securities which did not qualify for linked presentation under Financial Reporting Standard 5.

6.	Potential credit risk lendings

The following table presents an analysis of potential credit risk lendings.

The amounts, the geographical presentation of which is based on the location of the office recording the transaction, are stated before deduction of the value of security held, specific provisions carried or interest suspended.

		2001
	2002	restated

	£m	£m
Non-performing lendings
Non-accrual lendings:
United Kingdom	1,557	1,292
Other European Union	108	90
United States	744	306
Rest of the World	133	235

Accruing lendings where interest is being suspended:
United Kingdom	472	386
Other European Union	44	30
United States	—	—
Rest of the World	95	145

Other accruing lendings against which provisions have been made:
United Kingdom	606	660
Other European Union	27	20
United States	—	11
Rest of the World	44	43

Sub-totals:
United Kingdom	2,635	2,338

		2001
	2002	restated

	£m	£m
Other European Union	179	140
United States	744	317
Rest of the World	272	423

Accruing lendings 90 days overdue, against which no provisions have been made:
United Kingdom	687	621
Other European Union	3	—
United States	—	—
Rest of the World	—	27

Reduced rate lendings:
United Kingdom	4	4
Other European Union	—	—
United States	—	—
Rest of the World	2	1

Total non-performing lendings
United Kingdom	3,326	2,963
Other European Union	182	140
United States	744	317
Rest of the World	274	451

	4,526	3,871

	2002	2001

	£m	£m
Potential problem lendings
United Kingdom	993	968
Other European Union	2	2
United States	241	369
Rest of the World	68	63

	1,304	1,402

	2002	2001

	%	%
Provision coverage of non-performing lendings
United Kingdom	73.5	74.9
Other European Union	71.4	78.6
United States	43.7	61.8
Rest of the World	65.0	59.2
Total	68.0	72.1
Provision coverage of total potential credit risk lendings	%	%
United Kingdom	56.6	56.4
Other European Union	70.7	77.5
United States	33.0	28.6
Rest of the World	52.0	51.9
Total	52.8	52.9
	%	%
Specific provision coverage of non performing	50.0	50.9
lendings
General provision coverage of performing*	0.28	0.33
Loans

	2002	2001

	£m	£m
Interest forgone on non-performing lendings:
Interest income that would have been recognised under original contractual terms	275	279
Interest income included in profit	(22)	(50)

Interest forgone	253	229

*	This is the ratio of general provisions to the gross loans and advances to banks and customers (banking and trading)

less the non performing loans.

The geographical coverage ratios reflect an allocation of general provisions.

UK non performing loans increased by £363m to £3,326m primarily reflecting increases in the large corporate sector. This included loans to foreign borrowers made in the UK and are spread across a number of sectors, with telecommunications and energy being prominent. There were also additions from UK middle market business customers.

US non performing loans increased by £427m to £744m reflecting the impact of Argentinean exposures booked in the US and the continued difficult economic conditions faced by the telecommunications and energy sectors. US potential problem loans fell by £128m to £241m primarily due to the reclassification of balances into the non performing categories.

Other European Union non performing loans increased from £140m to £182m. However, in the Rest of the World they fell to £274m, a decrease of £177m, primarily reflecting the completion in October 2002 of the Caribbean combination with the Canadian Imperial Bank of Commerce.

The overall effect of these movements is that the Group coverage of non performing loans (31st December 2001: 72.1%) fell slightly to 68.0%. The coverage of total potential credit risk lendings at 52.8% was at a similar level to the end of 2001(52.9%).

The ratio of specific provisions to non performing loans was 50.0% (31st December 2001: 50.9%). The general provisions coverage ratio over performing loans was 0.28% (31st December 2001: 0.33%). These two ratios relate the provision balances to the relevant parts of the loan portfolio. Specific provisions are created specifically for non performing loans, while general provisions apply to losses on loans in the portfolio that have not yet been identified as impaired.

7.	Exposure to countries subject to International Monetary Fund (IMF) liquidity support programmes

The table below provides data on total country exposure, which includes both cross border and local currency obligations. Exposure includes amounts outstanding plus commitments, and is net of provisions. The sample of countries is based on those that make significant use of IMF liquidity support programmes, i.e. those drawing more than Special Drawing Rights 2bn.

	2002	2001

	£bn	£bn
Europe
Turkey	0.1	0.2

	0.1	0.2

Asia
Indonesia	0.1	0.1

	0.1	0.1

Latin America
Argentina	0.1	0.3
Brazil*	0.2	0.7

	0.3	1.0

Total	0.5	1.3

*	£0.1 billion of this total relates to local currency exposure

The total comprises:	£bn	£bn

Banks	0.2	0.7
Governments and sovereigns	0.1	0.1
Corporates and project financings	0.2	0.5

	0.5	1.3

8.	European Economic and Monetary Union (EMU)

Barclays is maintaining a prudent programme to validate and develop further its existing plans relating to the potential membership of EMU by the UK, and to conduct feasibility studies with selected suppliers and partners.

Barclays has contributed to the development of, and supports the conclusions arising from, the British Bankers’ Association and Association for Payment Clearing Services’ UK Banking Industry Outline Euro Blueprint published in June 2002.

Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall cost of preparing retail systems and operations.

Barclays incurred minimal expenditure during 2002 with respect to any decision to introduce the euro in the UK.

9.	Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers the claims against it to be without merit and is defending them vigorously.

Barclays does not expect the ultimate resolution of the Enron related claims or the various other legal proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

10.	Geographical analysis

		2001
	2002	restated

	£m	£m
Profit before tax
United Kingdom	2,898	2,680
Other European Union	351	410
United States	(218)	85
Rest of the World	174	250

	3,205	3,425

	2002	2001
		restated

Total assets	£m	£m
United Kingdom	302,386	266,830
Other European Union	26,126	20,278
United States	51,919	48,701
Rest of the World	22,635	20,803

	403,066	356,612

The geographic presentation above is generally based on the office recording the transaction.

Losses relating to and the assets of the South American Corporate Banking portfolio are reflected in the US above.

11. Contingent liabilities and commitments

	2002	2001

	£m	£m
Contingent liabilities
Acceptances and endorsements	2,589	2,460
Guarantees and assets pledged as collateral security	16,043	14,826
Other contingent liabilities	7,914	7,313

	26,546	24,599

Commitments
Standby facilities, credit lines and other commitments	101,378	99,917

12.	Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures.

	2002	2001

	£m	£m
Foreign exchange derivatives
Contract or underlying principal amount
Forward foreign exchange	271,646	242,277
Currency swaps	159,132	146,297
Other exchange rate related contracts	64,399	75,114

	495,177	463,688

Interest rate derivatives
Contract or underlying principal amount
Interest rate swaps	2,164,312	1,556,457
Forward rate agreements	180,043	103,447
OTC options bought and sold	592,137	502,703
Other interest rate related contracts	788,878	675,246

	3,725,370	2,837,853

Credit derivatives	18,401	16,640

Equity, stock index and commodity derivatives
Contract or underlying principal amount	110,205	96,218

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options and futures.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.

	2002	2001

	£m	£m
Positive fair values
Foreign exchange derivatives	10,639	8,262
Interest rate derivatives	62,942	32,659
Credit derivatives	660	508
Equity, stock index and commodity derivatives	2,750	1,990
Effect of netting	(60,327)	(29,173)
Cash collateral meeting offset criteria	(3,210)	(516)

	13,454	13,730

Negative fair values
Foreign exchange derivatives	11,281	7,554
Interest rate derivatives	61,332	31,432
Credit derivatives	106	161
Equity, stock index and commodity derivatives	2,778	2,031
Effect of netting	(60,327)	(29,173)
Cash collateral meeting offset criteria	(3,632)	(914)

	11,538	11,091

13.	Market risk

Market Risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices and commodity prices. It is incurred as a result of both trading and asset/liability management activities.

The market risk management policies of the Group are determined by the Group Risk Oversight Committee, which also recommends overall market risk appetite to the Board Risk Committee. The Group’s policy is that exposure to market risk arising from trading activities should be concentrated in Barclays Capital. The Group’s banking businesses are also subject to market risk, which arises in relation to non-trading positions, such as capital balances, demand deposits and customer originated transactions and flows.

The Group uses a ‘value at risk’ measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days. Actual outcomes are monitored regularly to test the validity of the assumptions made in the calculation of DVaR.

Barclays Capital

In Barclays Capital, where the Group’s trading activities are concentrated, the formal process for the management of risk is through the Barclays Capital Risk Management Committee. Day-to-day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management Unit that operates independently of the trading areas.

DVaR is the main tool used for controlling market risk. In addition to DVaR, there are a number of complementary techniques used to control market risk. These include revenue loss triggers and fortnightly firm wide stress tests which are also subject to trigger limits.

Barclays Capital uses the historical simulation method for calculating DVaR. The length of the historical sample is two years. The interest rate DVaR methodology maps interest rate exposures into government and non-governments (six credit grades and interest rate swaps). This allows the measurement process to discriminate between the market risk of holding bonds with different credit qualities, for example AAA securities as against non-investment grade securities. In particular, it shows the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios.

The DVaR numbers shown in the table below are all based on the above methodology.

Analysis of market risk exposures

Barclays Capital market risk exposure increased in 2002 compared to 2001, due mainly to interest rate opportunities taken in the second half of 2002. The year end DVaR for 2002 was £25.8m (2001: £21.3m).

DVaR

	Twelve months to			Twelve months to
	31st December 2002			31st December 2001*

	Average	High**	Low**	Average	High**	Low**
				Restated	Restated	Restated

	£m	£m	£m	£m	£m	£m
Interest rate risk	21.7	34.5	10.0	14.9	24.1	7.6
Credit spread risk	9.4	12.5	6.0	8.8	14.7	4.6
Foreign exchange risk	2.9	4.4	1.9	2.3	6.2	0.6
Equities risk	3.6	5.4	2.1	3.3	6.4	2.1
Commodities risk	1.8	3.3	0.8	1.7	4.3	0.6
Diversification effect	(16.2)			(12.5)

Total DvaR	23.2	35.7	13.4	18.5	25.4	11.3

*	Restatements of interest rate DVaRs, total DVaRs and diversification effect reflect the move to a methodology that identifies credit spread risk separately.

**	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

CONSOLIDATED STATEMENT OF CHANGES IN
SHAREHOLDERS’ FUNDS

	2002	2001
		restated

	£m	£m
At beginning of year	14,485	13,183

	2002	2001
		restated

	£m	£m
Proceeds of shares issued (net of expenses)	135	210
Exchange rate translation differences	(61)	3
Repurchase of ordinary shares*	(546)	(101)
Goodwill written back on disposals	10	—
Shares issued to the QUEST in relation to share Option schemes for staff	(48)	(107)
Gain arising from transaction with third parties	206	—
Other items	—	(39)
Profit retained	1,024	1,336

At end of year	15,205	14,485

*	Including nominal amount of £30m (2001: £5m)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002	2001
		restated

	£m	£m
Profit attributable to the members of Barclays PLC	2,230	2,446
Exchange rate translation differences	(61)	3
Gain arising from transaction with third parties	206	—
Other items	8	(24)
Joint ventures and associated undertakings	2	(15)

Total recognised gains and losses relating to the period	2,385	2,410
Prior period adjustment (as explained on pages 55 and 56)	(23)	—

Total gains and losses recognised since 31st December 2001	2,362	2,410

Historical cost profits and losses

There is no material difference between profit before tax and profit retained, as reported, and historical cost profits.

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	31.12.02	31.12.02	31.12.02	31.12.01	31.12.01	31.12.01
				restated	restated	restated
			Average	Average		Average
	Average Balance	Interest	Rate	Balance	Interest	Rate

	£m	£m	%	£m	£m	%
Assets
Treasury bills and other eligible bills:
In offices in the UK	4,496	158	3.5	3,952	189	4.8
In offices outside the UK	960	66	6.9	1,114	89	8.0
Loans and advances to banks:
In offices in the UK	12,560	561	4.5	7,615	346	4.5
In offices outside the UK	5,535	161	2.9	5,827	265	4.5
Loans and advances to customers:
In offices in the UK	126,306	7,712	6.1	116,279	8,406	7.2
In offices outside the UK	25,896	1,132	4.4	23,573	1,498	6.4
Lease receivables:
In offices in the UK	4,245	209	4.9	4,384	245	5.6
In offices outside the UK	222	15	6.8	226	18	8.0
Debt securities:
In offices in the UK	40,115	1,790	4.5	36,858	2,069	5.6
In offices outside the UK	4,843	240	5.0	5,189	333	6.4

Average assets of banking business	225,178	12,044	5.3	205,017	13,458	6.6
Average assets of trading business	160,647	4,372	2.7	132,904	5,437	4.1

Total average interest earning assets	385,825	16,416	4.2	337,921	18,895	5.6

	31.12.02	31.12.02	31.12.02	31.12.01	31.12.01	31.12.01
				restated		restated
	Average		Average	Average	restated	Average
	Balance	Interest	Rate	Balance	Interest	Rate

	£m	£m	%	£m	£m	%
Provisions	(2,808)			(2,513)
Non-interest earning assets	46,753			48,796

Total average assets and Interest income	429,770	16,416	3.8	384,204	18,895	4.9

Percentage of total average assets in offices outside the UK	27.2%			27.5%

Average interest earning assets and net interest income:
Banking business	225,178	6,188	2.7	205,017	5,970	2.9
Trading business	160,647	75	0.0	132,904	(387)	(0.3)
Non margin interest		17	—		(4)	—

Total average interest earning assets and net interest income	385,825	6,280	1.6	337,921	5,579	1.7

Total average interest earning Assets related to:
Interest income		16,416	4.2		18,895	5.6
Interest expense		(10,153)	(2.6)		(13,312)	(3.9)
Adjustment for non margin interest		17	—		(4)	—

		6,280	1.6		5,579	1.7

Notes

1 Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

2 Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

3 The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	31.12.02	31.12.02	31.12.02	31.12.01	31.12.01	31.12.01
						restated
	Average		Average	Average	restated	Average
	Balance	Interest	Rate	Balance	Interest	Rate

	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks:
In offices in the UK	31,880	987	3.1	27,547	1,144	4.2
In offices outside the UK	8,908	200	2.2	10,548	366	3.5
Customer accounts — demand accounts:
In offices in the UK	16,260	164	1.0	14,646	209	1.4
In offices outside the UK	1,846	27	1.5	1,734	37	2.1
Customer accounts — savings accounts:
In offices in the UK	41,722	982	2.4	37,341	1,153	3.1
In offices outside the UK	1,262	32	2.5	1,297	50	3.9
Customer accounts - Other time deposits — retail:
In offices in the UK	40,075	1,303	3.3	38,521	1,906	4.9
In offices outside the UK	5,479	139	2.5	5,611	251	4.5
Customer accounts - Other time deposits — wholesale:
In offices in the UK	35,607	1,175	3.3	31,474	1,316	4.2
In offices outside the UK	7,959	231	2.9	7,240	340	4.7
Debt securities in issue:
In offices in the UK	28,596	1061	3.7	30,378	1,546	5.1
In offices outside the UK	11,728	339	2.9	11,083	522	4.7
Dated and undated loan capital and other subordinated liabilities Principally in offices in the UK	11,012	645	5.9	9,165	601	6.6
Internal funding of trading business	(42,626)	(1,429)	(3.4)	(42,480)	(1,953)	(4.6)

Average liabilities of banking business	199,708	5,856	2.9	184,105	7,488	4.1

	31.12.02	31.12.02	31.12.02	31.12.01	31.12.01	31.12.01
				restated	restated	restated
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

	£m	£m	%	£m	£m	%
Average liabilities of trading business	162,858	4,297	2.6	134,609	5,824	4.3

Total average interest bearing liabilities	362,566	10,153	2.8	318,714	13,312	4.2
Interest free customer deposits:
In offices in the UK	11,614			10,282
In offices outside the UK	2,132			2,151
Other non-interest bearing liabilities	38,172			38,828
Minority interests and shareholders’ funds	15,286			14,229

Total average liabilities, shareholders’ funds and interest expense	429,770	10,153	2.4	384,204	13,312	3.5

Percentage of total average non-capital liabilities in offices outside the UK	25.5%			26.4%

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	2002	2001

	£m	£m
Net cash inflow from operating activities	7,391	3,799
Dividends received from joint ventures and associated undertakings	1	3
Net cash outflow from returns on investment and servicing of finance	(630)	(620)
Tax paid	(828)	(1,004)
Net cash (outflow)/inflow from capital expenditure and financial investment	(6,756)	(1,330)
Net cash (outflow)/inflow from acquisitions and disposals	(612)	6
Equity dividend paid	(1,146)	(1,014)

Net cash inflow/(outflow) before financing	(2,580)	(160)
Net cash inflow from financing	1,373	2,158

(Decrease)/increase in cash	(1,207)	1,998

OTHER INFORMATION

		2001	2000	1999	1998
Financial Summary	2002	restated	restated	restated	restated

	£m	£m	£m	£m	£m
Profit before tax	3,205	3,425	3,392	2,478	1,910
Profit after tax	2,250	2,482	2,491	1,823	1,389
Total capital resources	26,898	24,606	21,153	13,442	11,902
	p	P	p	p	P
Earnings per ordinary share	33.7	36.8	40.4	29.6	22.3
Dividends per ordinary share	18.35	16.625	14.5	12.5	10.75
Net asset value per ordinary share	231	217	198	142	130
Dividend cover (times)	1.8	2.2	2.8	2.4	2.1
Risk asset ratios:	%	%	%	%	%
Tier 1 ratio	8.2	7.8	7.2	7.5	7.3
Total ratio	12.8	12.5	11.0	11.3	10.6
Performance ratios
Return on average shareholders’ funds:	%	%	%	%	%
Pre-tax	21.0	23.9	33.8	29.2	23.8
Post-tax	14.7	17.4	24.8	21.5	17.3
Return on average total assets:

		2001	2000	1999	1998
Financial Summary	2002	restated	restated	restated	restated

	£m	£m	£m	£m	£m
Pre-tax	0.7	0.9	1.1	1.0	0.8
Post-tax	0.5	0.6	0.8	0.7	0.6
Return on average weighted risk assets:
Pre-tax	1.9	2.2	2.6	2.2	1.7
Post-tax	1.4	1.6	1.9	1.6	1.3
Non interest income/total income	45.2	46.5	46.2	44.9	41.5*
Operating expenses/total income**	53.6	54.3	54.8	57.2	65.9

*	Excluding the impact of the Finance Act 1998.

**	Excluding the restructuring charges in the four years ended 31st December 2002, Woolwich integration costs and fair value adjustments since 2000, goodwill amortisation, the results of the former BZW businesses and the impact of the Finance Act 1998.

PROFIT BEFORE TAX

	31.12.02	30.06.02	31.12.01	30.06.01
			restated	restated

(half-year ended - unaudited)	£m	£m	£m	£m
Personal Financial Services	527	500	474	475
Barclays Private Clients	113	220	314	282
Barclaycard	312	316	266	254
Business Banking	622	640	519	581
Barclays Africa	57	48	62	68
Barclays Capital	223	370	325	337
Barclays Global Investors	50	60	41	37
Other operations	(52)	(117)	(28)	19
Head office functions	(70)	(39)	(52)	(23)

Operating profit	1,782	1,998	1,921	2,030
Restructuring charge	(132)	(55)	(108)	(63)
Woolwich integration costs	(48)	(32)	(70)	(19)
Woolwich fair value adjustments	(25)	(26)	(17)	(16)
Goodwill amortisation	(124)	(130)	(114)	(115)
Exceptional items	(3)	—	—	(4)

	1,450	1,755	1,612	1,813

TOTAL ASSETS
Personal Financial Services	71,871	67,877	64,314	62,433
Barclays Private Clients	14,016	14,854	13,886	13,451
Barclaycard	10,669	10,278	9,404	9,469
Business Banking	47,315	44,509	44,132	44,228
Barclays Africa	2,632	2,366	2,756	2,649
Barclays Capital	236,472	230,511	201,301	210,044
Barclays Global Investors	494	389	308	263
Other operations and Head office functions	8,379	7,035	8,250	8,780
Goodwill	3,934	4,055	4,091	4,198
Retail life-fund assets	7,284	7,879	8,170	8,395

	403,066	389,753	356,612	363,910

WEIGHTED RISK ASSETS
Personal Financial Services	41,100	38,673	36,154	35,229
Barclays Private Clients	11,713	9,856	9,197	8,682
Barclaycard	10,647	10,009	9,467	9,378
Business Banking	50,449	47,159	46,272	45,269
Barclays Africa	1,892	1,672	1,943	1,859
Barclays Capital	53,496	53,974	51,943	50,083
Barclays Global Investors	666	636	563	535
Other operations and Head office functions	2,785	3,189	3,334	3,787
Goodwill	—	—	—	—
Retail life-fund assets	—	—	—	—

	172,748	165,168	158,873	154,822

Consolidated profit and loss account by half-year (unaudited)

	31.12.02	30.06.02	31.12.01	30.06.01
			restated	restated

	£m	£m	£m	£m
Interest receivable	6,007	6,037	6,518	6,940
Interest payable	(2,935)	(2,904)	(3,495)	(3,997)

Net interest income	3,072	3,133	3,023	2,943

Net fees and commissions receivable	1,961	1,964	1,957	1,780
Dealing profits	320	513	441	570
Other operating income	240	124	253	175

Total non-interest income	2,521	2,601	2,651	2,525

Operating income	5,593	5,734	5,674	5,468

Administration expenses — staff costs	(1,877)	(1,878)	(1,921)	(1,793)
Administration expenses — other	(1,213)	(1,099)	(1,215)	(1,088)
Depreciation and amortisation	(271)	(286)	(273)	(264)

Operating expenses	(3,361)	(3,263)	(3,409)	(3,145)

Operating profit before provisions	2,232	2,471	2,265	2,323
Provisions for bad and doubtful debts	(771)	(713)	(651)	(498)
Provisions for contingent liabilities and commitments	(2)	1	1	(2)

Operating profit	1,459	1,759	1,615	1,823
Loss from joint ventures and associated Undertakings	(6)	(4)	(3)	(6)
Exceptional items	(3)		—	(4)

Profit on ordinary activities before tax	1,450	1,755	1,612	1,813
Tax on profit on ordinary activities	(446)	(509)	(425)	(518)

Profit on ordinary activities after tax	1,004	1,246	1,187	1,295
Minority interests (equity and non-equity)	(11)	(9)	(11)	(25)

Profit for the financial period attributable to the members of Barclays PLC	993	1,237	1,176	1,270
Dividends	(787)	(419)	(727)	(383)

Profit retained for the financial year	206	818	449	887

Earnings per ordinary share	15.1p	18.6p	17.7p	19.1p
Dividend per ordinary share:
Interim	—	6.35p	—	5.75p
Final	12.0p	—	10.875p	—

OTHER INFORMATION

Registered office

54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000.
Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH
Tel:0870 702 0196

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1 (610) 312 5315, whose domestic telephone number is 1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC

Statutory accounts for the year ended 31st December 2002, which also include the joint annual report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address shown above, once they have been published in mid-March. Once filed with the SEC, copies of the Form 20-F will also be available from the SEC’s website (www.sec.gov).

Results timetable

2002 preliminary results announcement:	Thursday 13th February 2003
Ex dividend date:	Wednesday 26th February 2003
Dividend record date:	Friday 28th February 2003
2003 Annual General Meeting:	Thursday 24th April 2003
Dividend payment date:	Monday 28th April 2003
2003 interim results pre-close briefing:	Tuesday 3rd June 2003
2003 interim results announcement:	Thursday 7th August 2003

For further information, please contact:	John Varley
Finance Director
+44 20 7699 5000 — Switchboard

Cathy Turner
Head of Investor Relations
+44 20 7699 3638 — Direct Line

Leigh Bruce
Corporate Communications Director
+44 20 7699 2658 — Direct Line

More information on Barclays, including the 2002 results, can be found on our website at the following address: http://www.investor.barclays.com

Barclays Bank PLC
13th February 2003

BARCLAYS BANK PLC
BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

RESULTS ANNOUNCEMENT FOR 2002

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2002:

	31.12.02	31.12.01

		Restated
	£m	£m
Profit on ordinary activities before tax	3,203	3,423
Tax on profit on ordinary activities	(955)	(943)

Profit on ordinary activities after tax	2,248	2,480
Minority interests — equity	(20)	(31)

Profit attributable to members of Barclays Bank PLC	2,228	2,449
Dividends payable to Barclays PLC	(1,798)	(1,317)
Dividends payable to preference shareholders	—	(5)

Profit retained	430	1,127

Total assets	403,066	356,612

Liabilities:
Deposits by bank	87,434	67,380
Customer accounts	171,498	163,847
Debt securities in issue	45,885	41,846
Other liabilities	64,067	50,763
Undated loan capital — convertible to preference shares	310	345
Undated loan capital — non-convertible	6,368	4,709
Dated loan capital — convertible to preference shares	11	—
Dated loan capital — non convertible	4,848	4,933

	380,421	333,823

Minority interests and shareholders’ funds
Minority interests — equity	156	134

Issued and fully paid share capital	2,293	2,286
Share premium account	5,603	5,475
Revaluation reserve	24	30
Profit and loss account	7,285	6,694

Shareholders’ Funds — equity	15,205	14,485

	15,361	14,619

	395,782	348,442
Retail life-fund liabilities to policyholders	7,284	8,170
Total liabilities and shareholders’ funds	403,066	356,612

NOTES

1.	The whole of the issued ordinary share capital of the Bank is owned by Barclays PLC.

2.	The 2001 results have been restated to include Reserve Capital Instruments in undated loan capital rather than as part of Shareholders’ Funds following UITF Abstract 33, ‘Obligations in capital instruments’ and for the implementation of FRS 19, ‘Deferred Tax’.

The 2001 results also incorporate a further change in accounting policy that has been made in 2002 as a result of adopting the recent guidance of the Association of British Insurers on the calculation of income from the long term assurance business which recommends that companies calculating income from the long term assurance business should use actual (i.e. unsmoothed) fund values, rather than smoothing the impact of changes in these values over time.

3.	Profit on ordinary activities before tax includes the Group’s loss from joint ventures and associates of £10m (31st December 2001: £9m).

4.	The Group had contingent liabilities of £26,546m (2001: £24,599m) comprising acceptances and endorsements of £2,589m (2001: £2,460m), guarantees and assets pledged as collateral security of £16,043m (2001: £14,826m) and other contingent liabilities of £7,914m (2001: £7,313m).

13 February 2003

Barclays Bank PLC

Barclays redeems ITL 250,000,000,000 Floating Rate Subordinated Notes due 2008
ISIN No. XS0085197902

Barclays Bank PLC announced today, 13 February 2003, that it is giving notice to redeem all of its outstanding ITL 250,000,000,000 Floating Rate Subordinated Notes due 2008.

The redemption will be at par on 25 March 2003 and there will also be an interest payment in respect of accrued but unpaid interest for the period from 27 December 2002 to 24 March 2003 inclusive.

17 February 2003

Notification of directors’ interests: Companies Act s329

The following directors of Barclays PLC notified the Company on 14 February 2003 that they purchased on 14 February 2003 the following ordinary shares in Barclays PLC at a price of 374.25p per share:

		TOTAL BENEFICIAL	TOTAL
	BARCLAYS PLC	INTEREST	NON-BENEFICIAL
	SHARES	FOLLOWING THIS	INTEREST FOLLOWING
DIRECTOR	PURCHASED	NOTIFICATION	THIS NOTIFICATION

T D G Arculus	1,709	13,100	—
H M Cropper	1,876	11,579	—
Sir Brian Jenkins	593	4,169	105,200
Sir Nigel Mobbs	1,817	48,144	20,000
Sir Nigel Rudd	1,658	10,262	—
S G Russell	1,939	9,064	—
G M Wallace	1,767	5,471	—
Dr J Zech	1,361	3,861	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,651,234 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 21st February 2003 it purchased for cancellation 2,012,500 of its Ordinary shares at a price of 369.4968 pence per share.

24 February 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Trust (the “trust”) notified the Company on 24 February 2003 that it had between 18 February and 21 February purchased a total of 16,527,958 ordinary shares in Barclays PLC at prices ranging from 357.38p to 383.20p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 24 February 2003 that it had on 21 February 2003 exercised its discretion and released 1,114,039 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 24 February 2003 that it had on 18 February 2003 exercised its discretion and released 8,500 ordinary shares in Barclays PLC to a participant who exercised their award under the Barclays Group Performance Share Plan (“PSP”). The participant to whom shares were released is not a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 24 February 2003 that it had on 20 February 2003 purchased a total of 20,673 ordinary shares in Barclays PLC at a price of 383.20p per share.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 24 February 2003 that it had on 18 February 2003 exercised its discretion and released 1,003 ordinary shares in Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 86,076,323 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 24th February 2003 it purchased for cancellation 1,200,000 of its Ordinary shares at a price of 375.6531 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 25th February 2003 it purchased for cancellation 1,750,000 of its Ordinary shares at a price of 363.2871 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 26th February 2003 it purchased for cancellation 1,535,000 of its Ordinary shares at a price of 352.5073 pence per share.

February 27, 2003

BARCLAYS ANNOUNCES BOARD CHANGES

Barclays PLC and Barclays Bank PLC today announce a number of changes to their Boards of Directors.

Professor Sandra Dawson (56) has today been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive director, with effect from March 1, 2003. Professor Dawson is currently KPMG Professor of Management Studies at the University of Cambridge, Director of the Judge Institute business school and Master of Sidney Sussex College, Cambridge. Professor Dawson has held a range of non-executive posts in organisations including Rand Europe (UK), the Society for the Advancement of Management Studies, Fleming Claverhouse Investment Trust and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Body.

Sir Nigel Mobbs, a non-executive director since 1979, will retire from both Boards at the Barclays PLC Annual General Meeting (AGM) on April 24, 2003 .

He has served as Chairman of the Board Audit Committee and as a member of the Board Remuneration Committee and the Board Nominations Committee. Sir Nigel will also cease to be a director of Woolwich plc at the same date.

Given his impending retirement, John Stewart, Deputy Chief Executive, has today stepped down from both Boards. Mr Stewart has also ceased to be a director of Woolwich plc. Lynne Peacock, Chief Executive of Woolwich plc, will leave the Board of Woolwich plc with effect from March 31, 2003. She will be replaced as Chief Executive of Woolwich plc by David Roberts, a current director of the Woolwich, who is also Chief Executive of Barclays Personal Financial Services.

Graham Wallace, a non-executive director since April 2001, has indicated his intention to retire from the Boards of Barclays PLC and Barclays Bank PLC in the summer.

Sir Peter Middleton, Barclays PLC Chairman, said: “Sir Nigel has provided extraordinary counsel and support to the Board over his long years of service to

Barclays. The significant contribution he has made over the years as a member of the Board and as Chairman of our Board Audit Committee has been invaluable’’.

Sir Peter continued: “The Board is also very grateful to John Stewart for his contribution, in particular the key role he played in the integration of the Woolwich business into Barclays. We would also like to extend our thanks to Lynne Peacock for her work as Chief Executive of the Woolwich.

“On behalf of the Board, I would also like to extend our warmest thanks to Graham Wallace for the contribution he has made over the past two years as a Director and member of our Board Remuneration and Nominations Committees.

“Finally, I am delighted to welcome Professor Dawson to the Board. She brings a wealth of academic and management experience to Barclays, which will be of immense value to the Group.”

In addition to the changes announced above:

•	Stephen Russell, who joined both Boards on the acquisition of Woolwich plc in October 2000, has been appointed to replace Sir Nigel Mobbs as Chairman of the Board Audit Committee. He is also a member of the Board Risk Committee. He has also been reappointed as a Director of Woolwich plc with immediate effect.

•	Dr Jurgen Zech, who joined the Board in July 2002, has joined the Board Audit Committee.

•	Hilary Cropper has moved from the Board Audit Committee to the Board Risk Committee.

- Ends -

For further information, please contact:
Chris Tucker, Barclays Public Relations, Barclays PLC, Tel: 020 7699 3161

28 February 2003

Notification of directors’ interests: Companies Act 1985 s.329

Mr C J Lendrum, a director of Barclays PLC, informed the Company on 28 February 2003 that on 26 February 2003, Mrs M Lendrum, a connected person to Mr Lendrum, received 11,408 ordinary shares in the capital of Barclays PLC as part of an inheritance.

Following this change, Mr Lendrum holds a beneficial interest in 214,336 ordinary shares in the capital of Barclays PLC.

In addition to the interest shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 86,076,323 ordinary shares in Barclays PLC. Mr Lendrum, together with other directors and senior executives, is amongst the potential beneficiaries under these trusts and is therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 28th February 2003 it purchased for cancellation 625,000 of its Ordinary shares at a price of 343.692 pence per share.